SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Linhas Aéreas Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the Quarter Ended March 31, 2014 and Report on Review of Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

GOL LINHAS AÉREAS INTELIGENTES S.A.

Individual and Consolidated Interim Financial Information

March 31, 2014

 (In thousands of Brazilian Reais)

Contents

Management Report	01
Audit Committee Statement	09
Directors' Statement on the Interim Financial Information	10
Directors' Statement on the Auditor’s Report on Review of Interim Financial Information	11
Independent Auditor’s Report	12

Capital	15

Individual Interim Financial Information for the Period Ended March 31, 2013

Balance Sheets	16
Statements of Profit or Loss	18
Statements of Comprehensive Income	19
Statements of Cash Flows	20
Statements of Changes in Equity	21
Statements of Value Added	23

Consolidated Interim Financial Information for the Period Ended March 31, 2013

Balance Sheets	24
Statements of Profit or Loss	26
Statements of Comprehensive Income	27
Statements of Cash Flows	28
Statements of Changes in Equity	29
Statements of Value Added	31

Notes to the Individual and Consolidated Interim Financial Information	32

MANAGEMENT REPORT

On the first quarter, operating income (EBIT) reached R$144 million, a 43% year-over-year improvement, with an operating margin of 5.8%.

This result was fueled by a new level of load factor, which reached a record  76%, which together with the continuing increase in yield, resulted in GOL’s highest ever net revenue for the first-quarter of R$2.5 billion, and R$9.4 billion for the last twelve months.

In regard to the industry as a whole, demand for seats moved up 6.5% over 1Q13, while supply decreased by 0.8%. On the eve of Easter Holiday, GOL transported 140,990 passengers, a record for a single day.

With the objective to offer our passengers even more comfort, the Company announced the expansion of GOL+ to the domestic fleet, resulting in an even more pleasant flying experience of more space with extra leg room, as well as the special GOL+ Conforto seats, with an even greater 34 inches between seats. By the end of May, 80% of GOL’s fleet will be equipped with the new configuration. The change is part of a process of standardization, operating efficiency gains and revenue generation.

In order to increase connectivity and become even more appealing, GOL announced new agreements with three leading international airlines that fly to Brazil: Air France-KLM, TAP and Aerolíneas Argentinas. In the first quarter, it entered into a strategic commercial cooperation partnership with Air France-KLM along the lines of the highly successful agreement with Delta Airlines, including expanded codeshare, improved joint sales procedures, and more benefits for Customers through both Companies’ frequent flyer programs. As part of this agreement, recently approved without restrictions by Brazil’s antitrust authority (CADE), Air France-KLM will invest US$100 million in GOL, including the acquisition of around 1.5% of the Company’s preferred capital stock for US$52 million.

The Company also signed codeshare and frequent flyer program agreements with TAP, which are awaiting approval by the regulators and CADE. ANAC (the Civil Aviation Authority) and CADE also approved the codeshare agreement with Aerolíneas Argentinas.

In line with its 2014 guidance, the Company is maintaining its strategy of gradually increasing its international market presence and its foreign-currency denominated revenue. With this in mind, it has announced a series of initiatives, including the re-start of flights between Santiago and São Paulo (Guarulhos airport), scheduled to begin in July, as well as new flights between Brazil and the United States from Campinas (Viracopos Airport) to Miami via Santo Domingo, in the Dominican Republic, where passengers will be able to connect to a flight to Orlando.

In April, GOL announced a new direct flight, once a week, between Fortaleza and Buenos Aires in association with the Ceará state government, which approved a 13 percentage point reduction in the ICMS tax (state VAT) on jet fuel for all domestic flights from Ceará for airlines operating regular international flights to the same destination. Fortaleza has now joined Brasilia, which reduced its own ICMS in 2013, in offering better conditions for the development of the airline industry and the local economy.

As for costs, the Company maintained its focus on controlling manageable expenses: LTM CASK moved up by 3% and quarterly CASK by 17% over 1Q13, primarily due to the average 18% period devaluation of the Real against Dollar, the all time high fuel price of R$2.62/liter, and the upturn in Brazilian inflation. The workforce remained stable, closing at 16,157 positions, 1% down compared to 4Q13.

The Company ended the quarter with a cash position of R$2.8 billion, or 30% of annual net revenue, while leverage closed at 6.5x, versus 27.9x at the end of 1Q13, due to the R$1.3 billion increase in LTM EBITDAR to R$1.7 billion, its highest ever figure, in line with continuous deleverage strategy.

In 2014, after 64 years, the World Cup returns to Brazil, the country of football. As a truly Brazilian company, GOL takes great pride in being the Brazilian team’s official carrier. Throughout the last few months, the Company has been preparing to offer even better services. Our route network for the event has 974 extra flights or flight-time changes to serve the 12 host cities. Since the end of last year, we have been investing in a new visual identity in all the country’s airports and adding three new languages to our electronic kiosks: English, Spanish and French.

We have also reformulated our website and mobile platform, which are now available in Portuguese, English and Spanish. Our employees have also undergone specific training for the event, including in foreign languages, in order to ensure better service for visitors. We will also be hiring additional staff and reallocating personnel among the bases in order to prioritize service in the host cities. In addition, four of our aircraft have received special paint work, once again symbolizing our commitment to the event. All these initiatives are designed to offer GOL’s passengers the best World Cup while flying in Brazil.

Once again, GOL would like to thank its customers for their loyalty, its Team of Eagles for their commitment, and its investors for their confidence, all of which increasingly reinforces GOL's vision of being the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

SMILES

Smiles S.A. reported 1Q14 net income of R$78.3 million, 162% up on the previous quarter, with a net margin of 41.6%.

On April 30, 2014, the Annual Shareholders’ Meeting approved a R$1.0 billion capital reduction, or R$8.19 per share, with no reduction in the number of shares, with the trading ex-reduction date to be defined after the legal 60-day period. The Meeting also approved the distribution of additional dividends totaling R$160.3 million related to fiscal year 2013.

In January, CADE approved the company’s R$25.0 million investment in Netpoints Fidelidade without restrictions. On April 15, the company announced the beginning of the conversion of Netpoints points into Smiles miles, expanding its Customer base by more than 5.2 million potential members.

Smiles S.A. also entered into a partnership with Aerolíneas Argentinas and TAP, allowing their passengers to accumulate miles and use them to redeem air tickets. In the first quarter, the company also launched online ticket reservations for GOL flight award tickets. The program is the first to offer this product, once again underlining the company’s commitment to innovation and differentiation. It is also becoming increasingly recognized by the market – in April, Smiles was elected the best frequent flyer program in Brazil by readers of Melhores Destinos, a Brazilian travel blog.

In regard to participant numbers, Smiles closed 1Q14 with 9.9 million Customers, growth of 7.4% and 1.7% over 1Q13 and 4Q13, respectively. The number of commercial partners also increased, climbing by 7.4% over 1Q13 to 218.

SMILES represents a solid sales channel for GOL, which regards the loyalty program as a competitive advantage to increase the attractiveness of its products and services.

Aviation Market: Industry

Operational Data	1Q14	1Q13	% Var.	4Q13	% Var.
Total System
ASK (million)	38,016	38,313	-0.8%	38,358	-0.9%
RPK (million)	30,241	28,388	6.5%	30,377	-0.4%
Load Factor	79.5%	74.1%	5.4 p.p	79.2%	0.3 p.p
Domestic Market
ASK (million)	29,186	28,659	1.8%	29,595	-1.4%
RPK (million)	23,220	21,330	8.9%	23,305	-0.4%
Load Factor	79.6%	74.4%	5.2 p.p	78.7%	0.9 p.p
International Market
ASK (million)	8,829	9,654	-8.5%	8,763	0.8%
RPK (million)	7,021	7,059	-0.5%	7,072	-0.7%
Load Factor	79.5%	73.1%	6.4 p.p	80.7%	-1.2 p.p

In 1Q14, aviation industry demand increased by 6.5% over 1Q13, fueled by domestic demand growth of 8.9%. In the same period, total supply declined by 0.8%. As a result, the load factor moved up by 5.4 percentage points to 79.5%.

Aviation Market: GOL

Operational Data	1Q14	1Q13	% Var.	4Q13	% Var.
Total System
ASK (million)	12,529	12,330	1.6%	12,677	-1.2%
RPK (million)	9,539	8,292	15.0%	9,484	0.6%
Load Factor	76.1%	67.2%	8.9 p.p	74.8%	1.3 p.p
Domestic Market
ASK (million)	11,075	10,897	1.6%	11,294	-1.9%
RPK (million)	8,502	7,415	14.7%	8,543	-0.5%
Load Factor	76.8%	68.0%	8.7 p.p	75.6%	1.1 p.p
International Market
ASK (million)	1,453	1,433	1.4%	1,384	5.0%
RPK (million)	1,037	877	18.3%	941	10.2%
Load Factor	71.4%	61.2%	10.2 p.p	68.0%	3.4 p.p

Domestic Market

Domestic supply increased by 1.6% over 1Q13, demand increased by 14.7% and the load factor climbed by 8.7 percentage points to 76.8%, GOL’s highest ever quarterly figure, lifting the Company to a new load factor level. On April 17, eve of Easter Friday, the number of passengers transported in a single day reached record levels. Of this total, GOL carried 140,990.

International Market

First-quarter supply grew by 1.4%, while demand increased by 18.3% and the load factor rose by 10.2 percentage points, reaching 71.4%.

PRASK, RASK and Yield

PRASK increased by 18% in the 12-month comparison and yield expanded by 4%, due to the Company’s new load factor level (76.1% in 1Q14) and the improved appeal of the Company’s services. This evolution can be seen in the graph below:

Annual Variation in Domestic PRASK and ASK*

(*) National Civil Aviation Agency (ANAC) figures.

Key Operating Indicators

Operacional and Financial Data	1Q14	1Q13	% Var.	4Q13	% Var.
RPK Total (mm)	9,539	8,292	15.0%	9,484	0.6%
ASK Total (mm)	12,529	12,330	1.6%	12,677	-1.2%
Total Load Factor	76.1%	67.2%	8.9 p.p	74.8%	1.3 p.p
Break-Even Load Factor (BELF)	71.7%	64.0%	7.7 p.p	70.3%	1.4 p.p
Revenue Passengers - Pax on board ('000)	9,828	8,571	14.7%	10,007	-1.8%
Aircraft Utilization (Block Hours/Day)	11.6	11.7	-0.7%	11.6	0.3%
Departures	79,133	78,232	1.2%	80,329	-1.5%
Average Stage Length (km)	909	905	0.4%	899	1.1%
Fuel consumption (mm liters)	386	374	3.1%	391	-1.3%
Full-time equivalent employees at period end	16,157	16,470	-1.9%	16,319	-1.0%
YIELD net (R$ cents)	23.95	22.99	4.2%	25.85	-7.4%
Passenger Revenue per ASK net (R$ cents)	18.23	15.46	17.9%	19.34	-5.7%
RASK net (R$ cents)	19.90	16.89	17.8%	21.52	-7.5%
CASK (R$ cents)	18.74	16.07	16.6%	20.24	-7.4%
CASK ex-fuel (R$ cents)	10.67	8.71	22.5%	12.57	-15.1%
Average Exchange Rate²	2.37	2.00	18%	2.27	4.0%
End of period Exchange Rate²	2.26	2.01	12.4%	2.34	-3.4%
WTI (avg. per barrel, US$)³	98.65	92.96	6.1%	97.46	1.2%
Price per liter Fuel (R$)	2.62	2.42	8.1%	2.49	5.4%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.77	0.75	3.1%	0.76	0.8%

1. Source: Brazilian Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed.

Financial Debt Amortization Schedule (R$ million)

GOL’s loans and financing amortization profile, excluding interest and financial leasing, shows that the Company remains committed to reducing its short-term financial obligations.

Year	Debt in R$ million	% Total	% Real	%USD
2014	115	3.5%	35.2%	64.8%
2015	734	22.3%	91.4%	8.6%
2016	273	8.2%	93.7%	6.3%
2017	730	21.9%	34.9%	65.1%
2018	1	<0.0%	100%	0%
2019	-	-	-	-
After 2017	1,067	32.0%	0.0%	100.0%
No Maturity	405	12.1%	0.0%	100.0%
Total	3,325	100.0%	36.7%	63.3%

Operational Fleet

The Company closed the quarter with an operational fleet of 141 Boeing 737-700 and 800 NG aircraft (another six of these aircraft were in the process of being returned to their lessors), with an average age of 7.2 years. The total 1Q14 fleet comprised 155 aircraft (including B737-300s and B767s).

Period End Fleet	1Q14	1Q13	Var.	4Q13	Var.
Boeing 737-NG Family	147	131	16	141	6
737-300 Classic*	7	15	-8	8	-1
767-300/200*	1	2	-1	1	0
Total	155	148	7	150	-143

  * Non-operational aircraft.

The Company leases its fleet through a combination of finance and operating leases. Of the total number of B737-NG and B767-300 aircraft, 102 were under operating leases and 46 under finance leases. Of the 46 under finance leases, 40 have a purchase option when their leasing contracts terminate.

In 1Q14, the Company took delivery of six aircraft under operating lease contracts. It also has six non-operational Boeing 737-NG’s in the process of being returned.

On March 31, 2014, the Company had 133 firm aircraft acquisition orders with Boeing, totaling around R$34.1 billion, excluding contractual discounts.

Aircraft Commitments (R$ million)	2014	2015	2016	>2016	Total
Aircraft Commitments*	574.7	1,127.9	1,180.1	31,295.3	34,177.9

* Considers the list price of the aircraft.

Also on March 31, of the commitments mentioned above, the Company had obligations of R$4.6 billion in pre-delivery deposits, which will be disbursed as per the table below:

Pre-Delivery Payments (R$ million)	2014	2015	2016	>2016	Total
Pre-Delivery Payments	126.0	247.0	131.4	4.131.0	4,635.3

The portion financed through long-term loans with the U.S. Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of Period	2014	2015	2016
Boeing 737-NG Family	137	140	140

Financial Guidance – 2014

In case of any adverse macroeconomic scenario, GOL may revise its guidance to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. GOL is maintaining its previously published financial guidance for 2014.

2014 Financial Projections	From	To	Real Jan-Mar14
Brazilian GDP Growth	1.5%	2.0%	-
Annual Change in RASK	Equal to or above 10%		18%
Annual Change in Domestic Supply (ASK)	-3%	-1%	2%
Annual Change in International Supply (ASK)	Until +8%		1%
Annual Change in CASK ex-fuel	Equal to or less than 10%		22%
Average Exchange Rate (R$/US$)	2.50	2.40	2.37
Jet Fuel Price (QAV)*	2.85	2.70	2.62
Operating Margin (EBIT)	3%	6%	5.8%

(*) Fuel price considers total fuel and lubricant expenses divided by estimated period consumption

AUDIT COMMITTEE STATEMENT

The Audit Committee of GOL LINHAS AÉREAS INTELIGENTES S.A., in accordance with its bylaws and legal provisions, examined the Interim Financial Information for the period ended March 31, 2014. Based on the examinations performed, considering also the report of the independent auditors - Deloitte Touche Tohmatsu, dated May 14, 2014, and the information and explanations received during the period, opines that these documents are able to be appreciated by the Board Shareholder’s  Meeting.

São Paulo, May 14, 2014.

Richard Freeman Lark

Member of the Audit Committee

Antônio Kandir

Member of the Audit Committee

Luiz Kaufmann

Membro do Comitê de Auditoria

DIRECTORS' STATEMENT ON THE INTERIM FINANCIAL INFORMATION

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviwed and agreed with the Interim Financial Information for the period ended March 31, 2014.

São Paulo, May 14, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

DIRECTORS' STATEMENT ON THE REPORT OF THE INDEPENDENT AUDITORS

FOR THE PURPOSES OF ARTICLE 25, §1, Subsection VI, of INSTRUÇÃO CVM 480/09.

In accordance with Instrução CVM 480/09, the Directors declare that discussed, reviwed and agreed with the Report on Review of Interim Financial Information for the period ended March 31, 2014.

São Paulo, May 14, 2014.

Paulo Sérgio Kakinoff

Chief Executive Officer

Edmar Prado Lopes Neto

Vice President and Investor Relations Officer

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the three-month period ended March 31, 2014, which comprises the statement of financial position as of March 31, 2014 and the related statements of operations, comprehensive income,  statements of changes in equity and cash flows for the three-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the interim statements of value added (“DVA”), individual and consolidated, for the three-month period ended March 31, 2014, prepared under the responsibility of Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, May 14, 2014.

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

Company Profile / Subscribed Capital

Number of shares	Current Year
03/31/2014
Paid-in capital	143,858,204
Preferred	135,003,122
Total	278,861,326
Treasury	2,146,725
Total	2,146,725

Individual Financial Statements / Statement of Financial Position – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2014	Prior Year 12/31/2013
1	Total assets	2,790,684	2,513,648
1.01	Current assets	856,338	363,767
1.01.01	Cash and cash equivalents	838,974	343,793
1.01.02	Short-term investments	1,117	2,524
1.01.06	Recoverable taxes	9,044	9,991
1.01.07	Prepaid expenses	232	438
1.01.08	Other current assets	6,971	7,021
1.01.08.01	Noncurrent assets for sale	7	7
1.01.08.01.01	Restricted cash	7	7
1.01.08.03	Others	6,964	7,014
1.02	Noncurrent assets	1,934,346	2,149,881
1.02.01	Long-term assets	228,149	174,900
1.02.01.06	Deferred taxes	71,979	84,567
1.02.01.08	Related-party transactions	112,942	49,961
1.02.01.08.04	Other related-party transactions	112,942	49,961
1.02.01.09	Other noncurrent assets	43,228	40,372
1.02.01.09.03	Deposits	22,475	20,170
1.02.01.09.04	Restricted cash	20,753	20,202
1.02.02	Investments	914,420	1,084,149
1.02.03	Property, plant and equipment	791,777	890,832

Individual Financial Statements / Statement of Financial Position – Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2014	Prior Year 12/31/2013
2	Total liabilities	2,790,684	2,513,648
2.01	Current liabilities	54,162	84,710
2.01.01	Salaries, wages and benefits	1,410	1,092
2.01.01.02	Salaries, wages and benefits	1,410	1,092
2.01.02	Suppliers	1,845	3,769
2.01.03	Taxes payable	1,628	1,246
2.01.04	Short-term debt	48,005	47,488
2.01.05	Other liabilities	1,274	31,115
2.01.05.02	Other	1,274	31,115
2.01.05.02.04	Other liabilities	1,274	800
2.01.05.02.05	Derivative transactions	-	30,315
2.02	Noncurrent liabilities	2,170,940	1,778,012
2.02.01	Long-term debt	2,048,409	1,651,494
2.02.02	Other liabilities	122,531	126,518
2.02.02.01	Liabilities with related-party transactions	109,875	113,741
2.02.02.02	Other	12,656	12,777
2.02.02.02.03	Taxes payable	12,656	12,777
2.03	Shareholder’s equity	565,582	650,926
2.03.01	Capital	2,469,623	2,469,623
2.03.01.01	Issued capital	2,501,574	2,501,574
2.03.01.02	Cost on issued shares	(31,951)	(31,951)
2.03.02	Capital reserves	158,280	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(32,116)	(32,116)
2.03.02.07	Share-based payments	87,030	85,438
2.03.05	Accumulated losses	(2,699,548)	(2,568,353)
2.03.06	Equity valuation adjustments	637,227	592,968
2.03.06.01	Other comprehensive income	(47,873)	(18,162)
2.03.06.02	Change in equity through public offer	685,100	611,130

Individual Financial Statements / Statements of Operations

(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
3.04	Operating expenses/revenues	(150,410)	(75,977)
3.04.02	General and administrative expenses	(4,813)	(4,855)
3.04.04	Other operating income	48,373	37,792
3.04.06	Equity in subsidiaries	(193,970)	(108,914)
3.05	Result before income taxes and financial result	(150,410)	(75,977)
3.06	Financial result	19,221	787
3.06.01	Financial income	83,773	37,264
3.06.01.01	Financial income	2,135	6,235
3.06.01.02	Exchange variation, net	81,638	31,029
3.06.02	Financial expenses	(64,552)	(36,477)
3.07	Result before income taxes	(131,189)	(75,190)
3.08	Income tax	(6)	(100)
3.08.01	Current	-	(100)
3.08.02	Deferred	(6)	-
3.09	Result from continuing operations, net	(131,195)	(75,290)
3.11	Net loss for the period	(131,195)	(75,290)

Individual Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
4.01	Net loss for the period	(131,195)	(75,290)
4.02	Other comprehensive income	(29,711)	6,988
4.02.01	Cash flow hedges	(45,017)	10,588
4.02.02	Tax effect	15,306	(3,600)
4.03	Comprehensive loss for the period	(160,906)	(68,302)

Individual Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current Year	Prior Year
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
6.01	Net cash used in operating activities	34,522	190,161
6.01.01	Cash flows from operating activities	153,250	76,679
6.01.01.02	Deferred taxes	6	-
6.01.01.03	Equity in subsidiaries	193,970	108,914
6.01.01.04	Share-based payments	1,592	1,361
6.01.01.05	Exchange and monetary variations, net	(62,787)	(24,121)
6.01.01.06	Interest on loans	44,065	27,285
6.01.01.07	Interest paid	(39,448)	(36,760)
6.01.01.09	Unrealized results of hedge	15,852	-
6.01.02	Changes assets and liabilities	12,467	188,772
6.01.02.02	Financial applications used for trading	1,407	172,157
6.01.02.03	Deposits	(2,305)	(355)
6.01.02.04	Prepaid expenses and recoverable taxes	13,685	(882)
6.01.02.05	Other assets	50	17,318
6.01.02.06	Suppliers	(1,924)	85
6.01.02.07	Tax obligations	261	-
6.01.02.08	Other obligations	975	449
6.01.02.09	Salaries, wages and benefits	318	-
6.01.03	Other	(131,195)	(75,290)
6.01.03.01	Net loss for the period	(131,195)	(75,290)
6.02	Net cash used in investing activities	71,648	(257,291)
6.02.01	Advance for future capital increase	(90,000)	(222.990)
6.02.02	Credit with related parties	(192)	25,516
6.02.03	Restricted cash	(551)	(18.990)
6.02.05	Gains on investiment sale, net	65,703	-
6.02.06	Advance for property, plant and equipment acquisition	99,055	(40,827)
6.02.07	Capital increase on subsidiary	(2,367)	-
6.03	Net cash generated by financing activities	389,011	(81,358)
6.03.03	Credit with related parties	389,011	(86,478)
6.03.04	Disposal of treasury shares	-	3,235
6.03.05	Capital increase	-	1,885
6.05	Net increase (decrease) in cash and cash equivalents	495,181	(148,488)
6.05.01	Cash and cash equivalents at beginning of the period	343,793	247,145
6.05.02	Cash and cash equivalents at end of the period	838,974	98,657

Individual Financial Statements / Statements of Changes in Equity – From 01/01/2014 to 03/31/2014

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.03	Adjusted balance	2,469,623	767,818	(2,568,353)	(18,162)	650,926
5.04	Shareholders’ capital transactions	-	73,970	-	-	73,970
5.04.11	Gains on investment sold	-	73,970	-	-	73,970
5.05	Total comprehensive result	-	1,592	(131,195)	(29,711)	(159,314)
5.05.02	Other comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)
5.05.02.07	Other comprehensive income net	-	-	-	(29,711)	(29,711)
5.05.02.08	Net loss for the period	-	-	(131,195)	-	(131,195)
5.05.02.09	Share-based payments	-	1,592	-	-	1,592
5.07	Closing balance	2,469,623	843,380	(2,699,548)	(47,873)	565,582

Individual Financial Statements / Statement of Changes in Equity – From 01/01/2013 to 03/31/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.03	Adjusted balance	2,467,738	105,478	(1,771,806)	(68,582)	732,828
5.04	Shareholders’ capital transactions	-	4,739	-	-	4,739
5.04.08	Treasury shares sold	-	3,235	-	-	3,235
5.04.09	Share-based payments	-	1,504	-	-	1,504
5.05	Total comprehensive income	1,885	-	(75,290)	6,988	(66,417)
5.05.01	Net loss for the period	-	-	(75,290)	-	(75,290)
5.05.02	Other comprehensive income	1,885	-	-	6,988	8,873
5.05.02.06	Capital increase by exercise of stock options	1,885	-	-	-	1,885
5.05.02.07	Other comprehensive income, net	-	-	-	6,988	6,988
5.07	Closing balance	2,469,623	110,217	(1,847,096)	(61,594)	671,150

Individual Financial Statements / Statements of Value Added

(In thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
7.01	Revenues	48,373	37,792
7.01.02	Other income	48,373	37,792
7.01.02.02	Other income operation	48,373	37,792
7.02	Acquired from third parties	(2,660)	(2,781)
7.02.02	Materials, energy, third-party services and other	(2,660)	(2,781)
7.03	Gross value added	45,713	35,011
7.05	Added value produced	45,713	35,011
7.06	Value added received in transfer	(191,835)	(102,679)
7.06.01	Equity in subsidiaries	(193,970)	(108,914)
7.06.02	Finance income	2,135	6,235
7.07	Total wealth for distribution (distributed)	(146,122)	(67,668)
7.08	Wealth for distribution (distributed)	(146,122)	(67,668)
7.08.01	Employees	2,220	2,109
7.08.02	Taxes	(61)	65
7.08.03	Third party capital remuneration	(17,086)	5,448
7.08.03.03	Other	(17,086)	5,448
7.08.03.03.01	Financiers	(17,086)	5,448
7.08.04	Return on own capital	(131,195)	(75,290)
7.08.04.03	Loss for the period	(131,195)	(75,290)

Consolidated Financial Statements / Statement of Financial Position – Assets

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2014	Prior Year 12/31/2013
1	Total assets	10,459,784	10,638,448
1.01	Current assets	3,434,403	3,565,709
1.01.01	Cash and cash equivalents	2,125,550	1,635,647
1.01.02	Short-term investments	488,685	1,244,034
1.01.02.01	Short-term investments fair value	488,685	1,244,034
1.01.02.01.03	Restricted cash	7	88,417
1.01.02.01.04	Short-term investments	488,678	1,155,617
1.01.03	Trade receivables	463,740	324,821
1.01.04	Inventories	127,396	117,144
1.01.06	Recoverable taxes	62,615	52,124
1.01.07	Prepaid expenses	108,160	80,655
1.01.08	Other current assets	58,257	111,284
1.01.08.03	Others	58,257	111,284
1.01.08.03.03	Other credits	48,733	62,350
1.01.08.03.04	Rights on derivatives transactions	9,524	48,934
1.02	Noncurrent assets	7,025,381	7,072,739
1.02.01	Long-term assets	1,667,059	1,606,390
1.02.01.06	Deferred and recoverable taxes	550,690	561,694
1.02.01.07	Prepaid expenses	24,456	26,526
1.02.01.09	Other noncurrent assets	1,091,913	1,018,170
1.02.01.09.03	Restricted cash	208,193	166,039
1.02.01.09.04	Deposits	878,979	847,708
1.02.01.09.05	Other credits	4,741	4,423
1.02.02	Investments	6,691	-
1.02.03	Property, plant and equipment	3,639,661	3,772,159
1.02.03.01	Property, plant and equipment in operation	1,453,536	1,596,462
1.02.03.01.01	Other flight equipment	952,050	987,310
1.02.03.01.02	Advances for property, plant and equipment acquisition	365,472	467,763
1.02.03.01.04	Others	136,014	141,389
1.02.03.02	Property, plant and equipment under leasing	2,186,125	2,175,697
1.02.03.02.01	Property, plant and equipment under financial leasing	2,186,125	2,175,697
1.02.04	Intangible	1,711,970	1,694,190
1.02.04.01	Intangible	1,151,805	1,151,888
1.02.04.02	Goodwill	560,165	542,302

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(In thousands of Brazilian Reais)

Line code	Line item	Current Year 03/31/2014	Prior Year 12/31/2013
2	Total liabilities	10,459,784	10,638,448
2.01	Current liabilities	3,437,981	3,446,791
2.01.01	Salaries, wages and benefits	247,654	233,584
2.01.01.02	Salaries, wages and benefits	247,654	233,584
2.01.02	Suppliers	530,623	502,919
2.01.03	Taxes payable	84,997	94,430
2.01.04	Short-term debt	479,586	440,834
2.01.05	Other liabilities	1,899,088	1,975,553
2.01.05.02	Others	1,899,088	1,975,553
2.01.05.02.04	Tax and landing fees	279,698	271,334
2.01.05.02.05	Advance ticket sales	1,193,486	1,219,802
2.01.05.02.06	Customer loyalty programs	197,519	195,935
2.01.05.02.07	Advances from customers	100,412	167,759
2.01.05.02.08	Other liabilities	100,937	90,408
2.01.05.02.09	Liabilities from derivative transactions	27,036	30,315
2.01.06	Provisions	196,033	199,471
2.02	Noncurrent liabilities	5,815,493	5,973,157
2.02.01	Long-term debt	4,989,173	5,148,551
2.02.02	Other liabilities	550,123	541,703
2.02.02.02	Others	550,123	541,703
2.02.02.02.03	Customer loyalty programs	469,981	456,290
2.02.02.02.04	Advances from customers	402	3,645
2.02.02.02.05	Tax obligations	62,131	61,038
2.02.02.02.06	Other liabilities	17,609	20,730
2.02.04	Provisions	276,197	282,903
2.03	Consolidated equity	1,206,310	1,218,500
2.03.01	Capital	2,356,295	2,356,295
2.03.01.01	Issued capital	2,501,574	2,501,574
2.03.01.02	Cost on issued shares	(145,279)	(145,279)
2.03.02	Capital reserves	158,280	156,688
2.03.02.01	Premium on issue of shares	32,387	32,387
2.03.02.02	Special reserve	70,979	70,979
2.03.02.05	Treasury shares	(32,116)	(32,116)
2.03.02.07	Share-based payments	87,030	85,438
2.03.05	Accumulated losses	(2,586,220)	(2,455,025)
2.03.06	Equity valuation adjustments	637,227	592,968
2.03.06.01	Equity valuation adjustments	(47,873)	(18,162)
2.03.06.02	Change in equity through public offer	685,100	611,130
2.03.09	Participation of non-controlling Company’s shareholders	640,728	567,574

Consolidated Financial Statements /Statements of Operations

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
3.01	Sales and services revenue	2,493,399	2,082,676
3.01.01	Passenger	2,284,288	1,906,107
3.01.02	Cargo and other	209,111	176,569
3.02	Cost of sales and/or services	(2,048,208)	(1,756,622)
3.03	Gross profit	445,191	326,054
3.04	Operating expenses	(300,741)	(224,879)
3.04.01	Sales expenses	(199,851)	(162,261)
3.04.01.01	Marketing expenses	(199,851)	(162,261)
3.04.02	General and administrative expenses	(148,817)	(106,713)
3.04.04	Other operating income	48,373	44,095
3.04.06	Equity in subsidiaries	(446)	-
3.05	Income before taxes and financial result	144,450	101,175
3.06	Financial result	(193,782)	(106,928)
3.06.01	Financial income	160,239	129,404
3.06.01.01	Financial income	102,752	75,130
3.06.02.02	Exchange variation, net	57,487	54,274
3.06.02	Financial expenses	(354,021)	(236,332)
3.07	Loss before income taxes	(49,332)	(5,753)
3.08	Tax expenses	(46,814)	(69,537)
3.08.01	Current	(39,256)	(17,404)
3.08.02	Deferred	(7,558)	(52,133)
3.09	Net loss from continuing operations	(96,146)	(75,290)
3.11	Net loss for the period	(96,146)	(75,290)
3.11.01	Attributable to Company’ shareholders	(131,195)	(75,290)
3.11.02	Attributable to non-controlling Company’ shareholders	35,049	-

Consolidated Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
4.01	Net loss for the period	(96,146)	(75,290)
4.02	Other comprehensive income (loss)	(29,711)	6,988
4.02.01	Cash flow hedges	(45,017)	10,588
4.02.02	Tax effect	15,306	(3,600)
4.03	Comprehensive income for the period	(125,857)	(68,302)
4.03.01	Attributable to Company’ shareholders	(160,906)	(68,302)
4.03.02	Attributable to non-controlling Company’ shareholders	35,049	-

Consolidated Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
6.01	Net cash provided by operating activities	459,138	25,295
6.01.01	Cash flows from operating activities	299,126	338,032
6.01.01.01	Depreciation and amortization	135,252	110,925
6.01.01.02	Allowance for doubtful accounts	4,195	7,907
6.01.01.03	Provisions for judicial deposits	4,650	2,135
6.01.01.04	Reversion (provision) for inventory obsolescence	(34)	9
6.01.01.05	Deferred taxes	7,558	52.133
6.01.01.06	Share-based payments	1,954	1,504
6.01.01.07	Exchange and monetary variations, net	3,216	6,617
6.01.01.08	Interest on loans and financial lease	99,306	87,940
6.01.01.09	Unrealized hedge results	15,852	6,265
6.01.01.11	Mileage program	15,275	52,261
6.01.01.12	Write-off property, plant and equipment and intangible assets	40	10,336
6.01.01.13	Equity in subsidiary	446	-
6.01.01.14	Result share plan provision	11,416	-
6.01.02	Changes in assets and liabilities	256,158	(237,447)
6.01.02.01	Accounts receivable	(143,114)	(42,018)
6.01.02.02	Financial aplications used for trading	666,939	51,047
6.01.02.03	Inventories	(10,218)	(1,061)
6.01.02.04	Deposits	(52,684)	(40,548)
6.01.02.05	Prepaid expenses, insurance and tax recoverable	(12,665)	37,921
6.01.02.06	Other assets	13,299	36,808
6.01.02.07	Suppliers	8,025	50,257
6.01.02.08	Advanced ticket sales	(26,316)	(77,302)
6.01.02.09	Obligations from derivative operations	21,429	(16,411)
6.01.02.10	Advances from customers	(70,590)	(34.903)
6.01.02.11	Salaries, wages and benefits	2,654	(31,125)
6.01.02.12	Taxes and landing fees	8,364	(21,943)
6.01.02.13	Taxes payable	28,956	4,995
6.01.02.14	Provisions	(35,864)	(65,618)
6.01.02.15	Other liabilities	7,408	(2,191)
6.01.02.16	Interest paid	(126,466)	(73,817)
6.01.02.17	Income tax paid	(22,999)	(11,538)
6.01.03	Others	(96,146)	(75,290)
6.01.03.01	Net loss for the period	(96,146)	(75,290)
6.02	Net cash used in investing activities	95,392	(104,955)
6.02.03	Restricted cash	46,256	4,798
6.02.04	Property, plant and equipment	(81,645)	(65,525)
6.02.05	Intangible	(27,727)	(3,401)
6.02.06	Investment acquisition	(6,250)	-
6.02.07	Investment sale, net of taxes	65,703	-
6.02.08	Advance for property, plant and equipment acquisition	99,055	(40,827)
6.03	Net cash generated by financing activities	(1,861)	182,817
6.03.01	Loan funding	70,645	397,600
6.03.02	Loan and lease payment	(72,506)	(219,903)
6.03.03	Disposal of treasury shares	-	3,235
6.03.04	Capital increase	-	1,885
6.04	Exchange variation on cash and cash equivalents	(62,766)	(12,735)
6.05	Net increase in cash and cash equivalents	489,903	90,422
6.05.01	Cash and cash equivalents at beginning of the period	1,635,647	775,551
6.05.02	Cash and cash equivalents at end of the period	2,125,550	865,973

Consolidated Financial Statements / Statements of Changes in Equity – From 01/01/2014 to 03/31/2014

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, Options Granted and Treasury Shares	Accumulated Losses	Other Comprehensive Income	Consolidated Equity	Non-controlling Interests	Total Consolidated Equity
5.01	Opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.03	Adjusted opening balance	2,356,295	767,818	(2,455,025)	(18,162)	650,926	567,574	1,218,500
5.04	Shareholders’ capital transactions	-	73,970	-	-	73,970	37,949	111,919
5.04.09	Gains on investment sold	-	73,970			73,970	37,949	111,919
5.05	Total comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)	35,205	(124,109)
5.05.02	Other comprehensive income	-	1,592	(131,195)	(29,711)	(159,314)	35,205	(124,109)
5.04.02.06	Share-based payments	-	1,592	-	-	1,592	156	1,748
5.05.02.07	Net loss for the period	-	-	(131,195)	-	(131,195)	35,049	(96,146)
5.05.02.08	Other comprehensive results, net	-	-	-	(29,711)	(29,711)	-	(29,711)
5.07	Closing balance	2,356,295	843,380	(2,586,220)	(47,873)	565,582	640,728	1,206,310

Consolidated Financial Statements / Statement of Changes in Equity – From 01/01/2013 to 12/31/2013

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital Reserves, Options Granted and Treasury Shares	Accumulated losses	Other Comprehensive Income	Total Consolidated Equity
5.01	Opening balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828
5.03	Adjusted balance	2,354,410	105,478	(1,658,478)	(68,582)	732,828
5.04	Shareholders capital transactions	1,885	3,235	-	-	5,120
5.04.05	Treasury shares sold	-	3,235	-	-	3,235
5.04.08	Capital increase by the exercise of stock options	1,885	-	-	-	1,885
5.05	Total comprehensive income	-	1,504	(75,290)	6,988	(66,798)
5.05.02	Other comprehensive income	-	1,504	(75,290)	6,988	(66,798)
5.06.02.06	Share-based payments	-	1,504	-	-	1,504
5.05.02.07	Net loss for the period	-	-	(75,290)	-	(75,290)
5.05.02.08	Other comprehensive income, net	-	-	-	6,988	6,988
5.07	Closing balance	2,356,295	110,217	(1,733,768)	(61,594)	671,150

Consolidated Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2014 to 03/31/2014	01/01/2013 to 03/31/2013
7.01	Revenues	2,677,010	2,249,053
7.01.02	Other revenue	2,672,815	2,250,931
7.01.02.01	Passengers, cargo and other	2,624,442	2,206,836
7.01.02.02	Other operating income	48,373	44,095
7.01.04	Allowance (reversal) for doubtful accounts	4,195	(1,878)
7.02	Acquired from third parties	(1,723,166)	(1,471,553)
7.02.02	Material, power, third-party services and other	(528,974)	(436,507)
7.02.04	Other	(1,194,192)	(1,035,046)
7.02.04.01	Suppliers of fuel and lubrificants	(1,023,879)	(939,799)
7.02.04.02	Aircraft insurance	(4,885)	(5,124)
7.02.04.03	Sales and advertising	(165,428)	(90,123)
7.03	Gross value added	953,844	777,500
7.04	Retentions	(135,252)	(110,925)
7.04.01	Depreciation, amortization and exhaustion	(135,252)	(110,925)
7.05	Added value produced	818,592	666,575
7.06	Value added received in transfer	102,306	75,130
7.06.01	Equity in subsidiaries	(446)	-
7.06.02	Finance income	102,752	75,130
7.07	Total wealth for distribution	920,898	741,705
7.08	Wealth for distribution	920,898	741,705
7.08.01	Employees	325,499	286,148
7.08.02	Taxes	182,049	194,348
7.08.03	Third-party capital remuneration	509,496	336,499
7.08.03.03	Other	509,496	336,499
7.08.03.03.01	Financiers	296,534	182,058
7.08.03.03.02	Lessors	212,962	154,441
7.08.05	Other	(96,146)	(75,290)
7.08.05.01	Loss for the period	(131,195)	(75,290)
7.08.05.02	Non-controlling interests	35,049	-

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

1.       General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with the Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in controlling its wholly-owned subsidiary (i) VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (a) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of air transport service provided in its bylaws; and (ii) Smiles S.A., which mainly operates: (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, GLAI is the direct parent Company of the subsidiaries GAC Inc. (“GAC”), Gol Finance (“Finance”). Gol LuxCo S.A. (“Gol LuxCo”), Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”) and indirect parent Company of the subsidiary Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations.

Gol Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising for finance for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, which operates domestic and international flights and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has 50% participation in the share capital of the Company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share capital of Webjet, an airline with registered office in Rio de Janeiro. The operation was approved by the regulatory authorities: (i) ANAC on October 3, 2011 and (ii) Administrative Council for Economic Defense (“CADE”) on October 10, 2012.

On November 23, 2012, the Company started the process of discontinuance of the Webjet trademark, along with the ending of its operational activities, being VRG, from that date, responsible for all the flight transportation services, passengers and customers assistance for Webjet.

On April 27, 2012, the subsidiary VRG constituted a participation account Company ("SCP Trip") in order to develop, produce and explore the Gol magazine (“Revista Gol”), distributed free on the Company flights. The participation of VRG is equivalent to 60% of the SCP TRIP.

On February 28, 2013, the Gol Dominicana Lineas Aereas SAS was established according to the laws of the Dominican Republic, headquarted in Santo Domingo and its direct subsidiary of GLAI. The Gol Dominicana Linhas Aéreas S.A. is currently in pre-operational phase.

Gol LuxCo S.A. was established and headquarted according to the laws of Luxemburg, on June 21, 2013. The Gol LuxCo is a wholly-owned subsidiary and its activities are related to fundraising for several operating activities.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Smiles S.A. is a publicly-listed company established on June 10, 2012 in accordance with the Brazilian Corporate Laws. The "Smiles Program”, previously conducted by its subsidiary VRG, allows to its participants the redeeming of cumulative miles rewards in products or services with several partners companies. The miles are issued by the Smiles Program to: (a) transfer to participating passengers through the VRG loyalty program; (b) the sale of miles to banks that transfer to its customers with miles according to credit card spending; (c) the sale of miles to retail and entertainment customers, individuals and airline partners. Smiles S.A. is listed on the São Paulo Stock Exchange - BM&FBOVESPA.

On October 8, 2013, the Company’ subsidiary Smiles S.A. signed an investment agreement for the acquisition of 25% of the capital of Netpoints, which operates in the customers loyalty program of retail stores. On January 21, 2014, the Administrative Council for Economic Defense ("CADE") approved the transaction, enabling the agreement closure. The payment for the acquisition of 25% in the amount of R$25,000 will occur in 04 (four) equal installments, and on February 7, 2014 Smiles S.A. paid the amount related to the first installment of R$6,250 and the other installments, which amount R$18,750, will be paid quarterly. The transaction also provides the option of acquiring 50% plus one share of Netpoints, which may be exercised after the end of year 2018.

On December 31, 2013, the Company incorporated its non-controlling shareholder G.A. Smiles Participações S.A. in order of simplify and modernize its corporate structure. The incorporation was made based on the book value of its equity as of December 31, 2013, and the transaction did not result in a capital increase and/or grant of new shares.

On February 27, 2014, the Company sold to General Atlantic S.A. (G.A.) the total of 3,433,476 shares through the exercise of stock options in accordance with the investment agreement between the companies dated April 5, 2013 in the amount of R$80,000. As a result of the exercise of the options, the Company decreased its participation in Smiles’ capital, being from 57.3% to 54.5% and remaining as the controlling shareholder. The gain generated by this partial decrease in the investment was recorded in “Gains on capital” in equity. This gain is also consists of the reversal of R$46,216 previously classified in equity as derivatives of equity instruments.

The Company’s shares are traded on the New York Stock Exchange (“NYSE”) and on the São Paulo Stock Exchange (“BOVESPA”). The Company entered into an agreement for adoption of Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange (“BOVESPA”), and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created to identify companies committed to adopt differentiated corporate governance practices.

2.                      Approval and summary of significant accounting policies applied in preparing the interim financial information

The interim financial information was authorized for issuance at the Board of Directors’ meeting held on May 13, 2014. The Company’s registered office is at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

2.1. Basis of preparation

The Consolidated Interim Financial Information - ITR was prepared for the three-month period ended on March 31, 2014 in accordance with International Accounting Standards (IAS) n.34 and technical pronouncement CPC 21 (R1) which comprises the interim financial reporting.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

IAS 34 requires the use of certain accounting estimates by Company´s Management. The consolidated interim financial information - ITR was prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The interim financial information of the Parent Company was prepared in accordance with the technical pronouncement CPC 21 (R1) which comprises the interim financial reporting.

The individual interim financial information, prepared for statutory purposes, measures investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, the individual interim financial information is not in accordance with IFRS, which requires the valuation of these investments on the individual financial statements of the Parent Company at fair value or cost.

These Individual and Consolidated Interim Financial Information do not include all the information and disclosure items required in the consolidated annual financial statements and, therefore, it must be read along with the consolidated financial statements referring to the year ended December 31, 2013 filed on March 25, 2014, which were prepared in accordance with Brazilian accounting practices and IFRS. There were no changes in accounting policies adopted druring the period from December 31, 2013 to March 31, 2014.

The shareholder’s equity individual and consolidated quarterly financial information do not present differences on its composition, except in respect of the non-controlling interest in Smiles S.A., highlighted in the consolidated equity.

3.      Seasonality

The Company expects that revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational quarter-on-quarter income.

4.                 Cash and cash equivalents

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Cash and bank deposits (a)	259,874	320,276	697,723	667,985
Cash equivalents	579,100	23,517	1,427,827	967,662
	838,974	343,793	2,125,550	1,635,647

As of March 31, 2014, the cash equivalents were represented by private bonds (Bank Deposit Certificates – “CDBs”), government bonds and fixed-income funds, paid at post fixed rates ranging between 95.0% and 103.0% of the Interbank Deposit Certificate Rate (“CDI”).

(a)    On January 23, 2014, the Venezuela government announced that the airline companies could request the repatriation of their resources generated by sales in Venezuela through CADIVI ("Comisión de Administración de Divisas") by the official rate of BS 6.30/US$1.00. This rate experienced a level increase and the rate as of March 31, 2014 was BS 10.70/US$1.00. The exchange variation control in Venezuela is determined on a weekly basis by its Federal Reserve (SICAD). Given this increase, the Company recorded a currency depreciation justified by the intention to repatriate its values. The total amount of the cash in Venezuela as of March 31, 2014 is R$350,585 (R$195,017 as of December 31, 2013), of which the portion accrued as an impairment from the Venezuelan Bolívar related to U.S. Dollar was R$75,937 with counterpart on "Foreign exchange variation " (see Note 28). The register is subject to future changes due to the doubtful economic scenario on Vezenuela, with the possibility of new limitations in the cash flows by CADIVI or sanctions by the government that may difficult the cash repatriation. Accordingly, considering the intention of the Company to perform the repatriation of the amount involved, the recoverable balance of Venezuela’s cash as of March 31, 2014 is R$274,648, recorded as "Cash and bank deposits ."

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The cash equivalents breakdown was as follows:

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Private bonds	578,930	19,471	1,248,923	537,196
Government bonds	19	271	41,770	65,673
Investment funds	151	3,775	137,134	364,793
	579,100	23,517	1,427,827	967,662

5.       Short-term investments

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Private bonds	-	-	70,630	554,032
Government bonds	804	929	65,421	88,596
Investment funds	313	1,595	352,627	512,989
	1,117	2,524	488,678	1,155,617

Private bonds comprise of CDBs and buy-back transactions with debentures indexed to the CDI, with maturity up to 90 days, paid at a weighted average rate of 101.6% of the CDI rate.

Public bonds comprise of National Treasury Bills (“LTN”), National Financial Bills (“LFT”) and National Treasury Bills (“NTN”), paid at a weighted average rate of 100.7% of CDI rate.

Investment funds are represented primarily by government bonds LTN, NTN, LFT and private credits with first-rate financial institutions (debentures and CDBs), paid at a weighted average 98.1% of CDI rate.

6.                     Restricted cash

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Margin deposits for hedge transactions (a)	-	-	51,048	29,845
Deposits in guarantee of letter of credit - Safra (b)	-	-	39,503	75,681
Escrow deposits – Bic Banco (c)	20,291	19,917	66,498	57,923
Escrow deposits – Leasing (d)	-	-	23,409	-
Guarantee deposits of forward transactions (e)	-	-	25,444	88,410
Other deposits	469	292	2,298	2,597
	20,760	20,209	208,200	254,456

Current (f)	7	7	7	88,417
Noncurrent	20,753	20,202	208,193	166,039

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(a)      Denominated in U.S. Dollar, remunerated by libor rate (average remuneration of 0.6% p.a.).

(b)     The guarantee amount is related to Webjet’s loan (See Note 18).

(c)      The amount of R$20,291 on the individual Company and which comprises the consolidated balance is related to a contractual guarantee for STJ’s PIS and COFINS proceeding, paid to GLAI as detailed in Note 24d) and existing notes guarantees.

(d)      Is related to a credit letter of financial leasings of aircraft.

(e)      Escrow deposits of forward transactions applied in CDB (average remuneration of 10.2% p.a.).

(f)      As of December 31, 2013, the Company held escrow deposits of forward transactions on the current assets which were fully paid during the three-month period ended March 31, 2014.

7.                     Trade receivable

	Consolidated
	03/31/2014	12/31/2013
Local currency:
Credit card administrators	181,442	74,359
Travel agencies	190,048	175,723
Installment sales	44,782	45,475
Cargo agencies	32,984	32,339
Airline partners companies	22,853	20,544
Other	23,557	21,153
	495,666	369,593
Foreign currency:
Credit card administrators	18,134	27,156
Travel agencies	30,352	11,881
Cargo agencies	1,949	1,321
	50,435	40,358
	546,101	409,951

Allowance for doubtful accounts	(82,347)	(85,101)
	463,754	324,850

Current	463,740	324,821
Noncurrent (*)	14	29

(*) The portion of noncurrent trade receivables is recorded in “Other receivables” in noncurrent assets and corresponds to installment sales from the Voe Fácil Program, with maturity over 360 days.

The aging list of accounts receivable is as follows:

	Consolidated
	03/31/2014	12/31/2013
Falling due	382,461	280,271
Overdue until 30 days	48,539	17,778
Overdue 31 to 60 days	4,425	6,864
Overdue 61 to 90 days	7,707	6,196
Overdue 91 to 180 days	12,016	5,830
Overdue 181 to 360 days	11,349	12,464
Overdue above 360 days	79,604	80,548
	546,101	409,951

The average collection period of installment sales is 8 months and a 5.99% monthly interest is charged on the receivable balance, recognized in financial result. The average collection period of the other receivables is 122 days (122 days as of December 31, 2013).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The changes in the allowance for doubtful accounts are as follows:

	Consolidated
	03/31/2014	12/31/2013
Balance at beginning of the period	(85,101)	(80,712)
Additions	(4,195)	(32,849)
Unrecoverable amounts	4,891	8,119
Recoveries	2,058	20,341
Balance at the end of the period	(82,347)	(85,101)

8.     Inventories

	Consolidated
	03/31/2014	12/31/2013
Consumables	21,792	19,601
Parts and maintenance materials	111,213	105,649
Advances to suppliers	-	286
Others	6,584	3,835
Provision for obsolescence	(12,193)	(12,227)
	127,396	117,144

The changes in the allowance for inventory obsolescence are as follows:

	Consolidated
	03/31/2014	12/31/2013
Balance at the beginning of the period	(12,227)	(17,591)
Additions	(14)	(3,702)
Write-off and reversal	48	9,066
Balance at the end of the period	(12,193)	(12,227)

9.     Deferred and recoverable taxes

a)   Recoverable taxes

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013

ICMS (1)	-	-	35,275	32,205
Prepaid IRPJ and CSSL (2)	26,943	37,124	73,032	46,389
IRRF (3)	237	1,845	4,006	26,505
PIS and COFINS (4)	-	-	2,353	2,177
Withholding tax of public institutions	-	-	4,459	8,693
Value added tax – IVA (5)	-	-	5,966	6,544
Income tax on imports	606	591	2,817	2,741
Others	-	-	314	407
Total recoverable taxes - current	27,786	39,560	128,222	125,661

Current assets	9,044	9,991	62,615	52,124
Noncurrent assets	18,742	29,569	65,607	73,537

(1) ICMS: State tax on sales of goods and services.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(2) IRPJ: Brazilian federal income tax on taxable income.

     CSLL: social contribution on taxable income, created to sponsor social programs and funds.

(3) IRRF: withholding income tax levied on financial income from bank investments.

(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(5) IVA: Value added tax on sales of goods and services abroad.

b)      Deferred taxes – long term

	GLAI		VRG		Smiles		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013

Tax losses	39,475	39,475	394,045	394,045	-	-	433,520	433,520
Negative basis of social contribution	14,211	14,211	141,857	141,857	-	-	156,068	156,068

Temporary differences:
Mileage program	-	-	78,560	94,540	-	-	78,560	94,540
Allowance for doubtful accounts and other credits	-	-	99,346	73,200	267	100	99,613	73,300
Provision for loss on acquisition of VRG	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal and tax liabilities	1,213	1,219	50,046	48,434	85	36	51,344	49,689
Aircraft return	-	-	86,511	85,350	-	-	86,511	85,350
Derivative transactions not settled	-	-	38,074	15,727	-	-	38,074	15,727
Tax benefit due to goodwill incorporation (**)	-	-	-	-	69,295	72,942	69,295	72,942
Brands	-	-	-	-	-	-	-	-
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Maintenance deposits	-	-	(141,514)	(140,246)	-	-	(141,514)	(140,246)
Depreciation of engines and parts for aircraft maintenance	-	-	(160,334)	(158,775)	-	-	(160,334)	(158,775)
Reversal of goodwill amortization	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leasing	-	-	(5,101)	34,764	-	-	(5,101)	34,764
Others (*)	(1,662)	93	109,765	94,911	5,742	4,230	116,582	108,813
Total deferred tax and social contribution - noncurrent	53,237	54,998	353,720	346,272	75,389	77,308	485,083	488,157

(*)   The portion of taxes on Smiles unrealized profit in the amount of R$2,737 is registered directly in the consolidated column.

(**)  Related to the tax benefit from the reverse incorporation of the G.A. Smiles Participações S.A. by the Company’s subsidiary Smiles S.A.. Under the terms of the current legislation, the goodwill generated by the operation will be a deductible expense on the Income Tax and Social Contribution calculation.

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution in the calculation of taxable income, to compensate with 30% of annual taxable profits, without time limit for expiration, in the following amounts:

	Individual (GLAI)		Direct subsidiary (VRG)		Indirect subsidiary (Webjet)
	03/31/2014	12/31/2013	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Tax losses	235,907	235,907	2,851,308	2,602,369	730,333	712,849
Negative basis of social contribution	235,907	235,907	2,851,308	2,602,369	730,333	712,849

As of March 31, 2014, the tax credits arising from tax loss carryforwards and negative social contribution basis were valued based on the reasonably expected generation of future taxable income of the parent Company and its subsidiaries, subject to legal limitations.

Estimated recovery of deferred tax assets was based on taxable income projections, considering the assumptions above and several financial assumptions, business and internal and external factors considered at the end of the period. Consequently, the estimates may be subject to not materialize in the future, due to the uncertainties inherent in these estimates.

The Company and its subsidiaries hold the total amount of R$1,297,966, of which R$80,208 is related to its parent Company GLAI and R$1,217,758 is related to its subsidiaries VRG and Webjet.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The forecasts of the parent Company GLAI and the indirect subsidiary Webjet did not present sufficient taxable profits to be realized over the next 10 years and, as a result, a provision was recorded for unrealizable loss tax credits of R$26,522 for GLAI and R$248,313 for Webjet. For the subsidiary VRG such forecasts indicate sufficient taxable profits for such to be realized in the next 10 years. However, due to tax losses presented during the recent years, the Administration conducted a sensitivity analysis on the forecast results, and considering significant changes in the macroeconomic scenario, registered the deferred tax assets on tax losses based on the lowest value obtained in this analysis. As a result, the Company and its subsidiaries recognized an impairment provision of R$433,543 in its subsidiary VRG.

The Company´s management considers that the deferred assets recognized as of March 31, 2014 arising from temporary differences will be realized when the provisions are settled and the related future events are resolved.

	Individual		Consolidated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Loss before income tax and social contribution	(131,189)	(75,190)	(49,332)	(5,753)
Combined tax rate	34%	34%	34%	34%
Income tax credits at the combined tax rate	44,604	25,565	16,773	1,956
Adjustments to calculate the effective tax rate:
Equity in subsidiaries	(65,950)	(37,031)	(152)	-
Income from subsidiaries	433	993	183	820
Income tax on permanent differences and others	-	(542)	(337)	(719)
Nontaxable revenues (nondeductible expenses), net	(6,130)	(52)	(27,810)	(7,442)
Exchange differences on foreign investments	28,791	10,967	41,104	19,701
Benefit on tax losses and temporary differences not constituted	(1,754)	-	(76,575)	(83,853)
Expense from income tax and social contribution	(6)	(100)	(46,814)	(69,537)

Current income tax and social contribution	-	(100)	(39,256)	(17,404)
Deferred income tax and social contribution	(6)	-	(7,558)	(52,133)
	(6)	(100)	(46,814)	(69,537)
Effective rate	0.00%	(0.13%)	94.90%	1208.71%

(*) For further information, see Note 23.

10.                Prepaid expenses

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Deferred losses from sale-leaseback transactions (a)	-	-	33,106	35,449
Prepaid hedge	-	-	-	1,532
Prepaid lease	-	-	44,416	27,238
Prepaid insurance	232	438	12,622	16,970
Prepaid commissions	-	-	15,628	18,509
Others (b)	-	-	26,844	7,483
	232	438	132,616	107,181

Current	232	438	108,160	80,655
Noncurrent	-	-	24,456	26,526

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(a) During the years 2007, 2008, and 2009, the Company recorded losses from sale-leaseback transactions performed by its subsidiary GAC Inc. related to 9 aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions is described in Note 30b.

(b) Includes the amount of R$19,679 related to the agreement with Confederação Brasileira de Futebol (“CBF”) signed in 2013, for the sponsorship and transportation of the Brazilian soccer team and other participating teams in the Brazilian cup and championship, with maturity in the year 2017.

11.                Deposits

Parent Company

a) Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims. The balance of escrow deposits as of March 31, 2014 recorded as noncurrent assets was R$22,475 (R$20,170 as of December 31, 2013).

Consolidated

a) Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in U.S. Dollars for maintenance of aircraft and engines that will be used in future events as set forth in some leasing contracts.

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

As of March 31, 2014, maintenance deposits are presented based on the net recoverable amount, and the balance classified in noncurrent assets was R$416,255 (R$412,488 in noncurrent assets as of December 31, 2013).

b) Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in U.S. Dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of March 31, 2014, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$237,425 (R$217,680 as of December 31, 2013).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

c) Escrow deposits

Deposits and blocked escrows represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the blocked amount in escrow is related to civil and labor claims arising on the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of March 31, 2014 the blocked amounts regarding the Varig’ succession and the third-party lawsuits are R$75,498 and R$65,450 respectively (R$71,457 and R$52,343 as of December 31, 2013, respectively). These amounts which are included in total deposits’ and blocked escrows and as of March 31, 2014 are recorded under noncurrent assets and are presented at their net realizable value and totaled R$225,299 (R$217,540 as of December 31, 2013).

12.                Transactions with related parties

a) Loan agreements – Noncurrent assets and liabilities

Parent Company

The Company maintains loan agreements, assets and liabilities, with its subsidiary VRG without interest, maturity or guarantees prescribed, as set forth below:

	Asset		Liability
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
GLAI with VRG	50,143	49,961	-	-
LuxCo with VRG	62,799	-	-	-
GAC with VRG (a)	-	-	109,875	113,741
	112,942	49,961	109,875	113,741

(a)      The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations on U.S. Dollars.

Additionally, the Parent Company holds loans between: Finance (asset) with Gol LuxCo (liability) and Gol LuxCo (asset) with GAC (liability) in the amount of R$496,086. These transactions are eliminated by the Company, since the entities are offshore and are considered an extension of the Company’s operations.

During the three-month period ended March 31, 2014, VRG transferred to LuxCo assumed the debt of the Senior Bond maturing in 2023, previously owned by VRG, as described in Note 17. As counterpart, besides the receiving of the financial resources in the amount of R$389,011, LuxCo signed with VRG an agreement in the amount of R$62,799, which corresponds to the remaining amount of the obligation.

b) Transportation services and consulting

All the agreements related to transportation and consulting services are held by the Company’ subsidiary VRG. The related parties for these services are:

i.  Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2015, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index from Getulio Vargas Foundation).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

ii.  Expresso União Ltda. for employee transportation with maturiry on April 01, 2014.

iii. União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015 for the operation of the Gollog franchise in Passos/MG.

iv. Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the three-month period ended on March 31, 2014, the subsidiary VRG recognized the total expenses related to these services of R$3,481 (R$3,774 as of March 31, 2013).

c) Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, the subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. and Viação Piracicabana Ltda., both with no expiration date, with the purpose of the issuance of credits in the amounts of R$20 and R$40, respectively, to be used in the UATP (Universal Air Transportation Plan) system. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify the billing and facilitate the payment between participating companies.

d) Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of Guaranteed Notes. The series, issued on June 29, 2012 and September 27, 2012 respectively, will mature on June 29, 2014 and 27 September 2014 and aims to support the maintenance of engines, (see details in Note 18). On March 11, 2013, VRG issued the third serie of Guaranteed Notes for maintenance of engines, with financial guarantee from the Export-Import Bank of the United States ("Ex-Im Bank"), with maturity date on March 11, 2015. During the three-month period ended March 31, 2014 the spending on engine maintenance conducted by Delta Air Lines was R$10,602 (R$29,348 as of March 31, 2013).

e) Trade payables – current liabilities

As of March 31, 2014, balances payable to related companies amounting to R$2,935 (R$1,008 as of December 31, 2013) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

f) Key management personnel payments

	Consolidated
	03/31/2014	03/31/2013
Salaries and benefits	5,760	2,841
Related taxes	1,324	447
Share-based payments	1,075	974
	8,159	4,262

As of March 31, 2014, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

13.                Share-based payments

The Company holds two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both these plans are offered in order to stimulate and promote the alignment of the gols of the Company, management and employees, mitigate the risks in value created for the Company resulting from the loss of their executives and strengthen the commitment and productivity of these executives to long-term results. The plans were developed to attract and retain key managers and strategic talents, linking a significant part of their equity to the value of the Company.

GLAI

a) The Stock Option Plan

The Company’s Board of Directors, within the scope of their functions and in conformity with the Company’s stock options plan, approved the grant of preferred stock options to the Company’s management and executives. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company’s Stock Options Plan approved by the Company’s Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.The expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the stock exchange.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

Stock Options Plan
Year of the option	Date of the board meeting	Total options granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate return	Length of the option (in years)
2005	12/09/2004	87,418	33.06	29.22	32.52%	0.84%	17.23%	10
2006	01/02/2006	99,816	47.30	51.68	39.87%	0.93%	18.00%	10
2007	12/31/2006	113,379	65.85	46.61	46.54%	0.98%	13.19%	10
2008	12/20/2007	190,296	45.46	29.27	40.95%	0.86%	11.18%	10
2009 (a)	02/04/2009	1,142,473	10.52	8.53	76.91%	-	12.66%	10
2010 (b)	02/02/2010	2,774,640	20.65	16.81	77.95%	2.73%	8.65%	10
2011	12/20/2010	2,722,444	27.83	16.07 (c)	44.55%	0.47%	10.25%	10
2012	10/19/2012	778,912	12.81	5.32 (d)	52.25%	2.26%	9.00%	10
2013	05/13/2013	802,296	12.76	6.54(e)	46.91%	2.00%	7.50%	10

(a)      In April 2010 216,673 shares were granted in addition to the 2009 plan.

(b)     In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c)      The fair value calculated for the 2011 plan was R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)     The fair value calculated for the 2012 plan was R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

and 2014).

(e)      The fair value calculated for the 2013 plan was R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and 2015).

The movement of existing stock options during the period ended March 31, 2014 is as follows:

	Total of stock options	Weighted average exercise price
Options outstanding as of December 31, 2013	3,463,462	20.66
Options cancelled and adjustments in estimated lost rights	(93,465)	27.83
Options outstanding as of March 31, 2014	3,369,997	20.66

Number of options exercisable as of December 31, 2013	2,609,906	24.39
Number of options exercisable as of March 31, 2014	2,774,985	23.60

The range of exercise prices and the average maturity of outstanding options, as well as the average exercise price for exercisable options as of March 31, 2014 are summarized below:

Outstanding options				Exercisable options
Range of exercise prices	Outstanding options	Average remaining maturity (in years)	Average exercise price	Options exercisable	Average exercise price
33.06	4,965	2	33.06	4,965	33.06
47.30	13,220	3	47.30	13,220	47.30
65.85	14,962	4	65.85	14,962	65.85
45.46	41,749	5	45.46	41,749	45.46
10.52	20,414	6	10.52	20,414	10.52
20.65	1,097,811	7	20.65	1,097,811	20.65
27.83	1,011,614	8	27.83	1,011,614	27.83
12.81	571,485	9	12.81	414,326	12.81
12.76	593,777	9	12.76	155,924	12.76
10.52-65.85	3,369,997	7,92	20.66	2,774,985	23.60

b) Restricted shares

The Restricted Shares Plan was approved on the Extraordinary General Meeting held on October 19, 2012, and the first grants were approved at the Board of Directors’ meeting on November 13, 2012. The transfer of the restricted shares will occur after 3 years from the grant date, with an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

The fair value of the restricted shares granted was estimated on the grant date using the Black-Scholes pricing model, and the assumptions are listed below:

Restricted shares
Year of the share	Date of the Board Meeting	Total shares granted	Fair value of the share at grant date (In Reais)	Estimate volatility of share price	Risk-free rate of return
2012	11/13/2012	589,304	9.70	52.25%	9.0%
2013	05/13/2013	712,632	12.76	46.91%	7.5%

Until March 31, 2014 there were no restricted shares transferred to the plan’s participants.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Smiles

On February 22, 2013, the Smiles’ Board of Directors, during the Extraordinary General Meeting, approved the grant of a stock options plan, which consists of an additional payment to the Company’s management and executives. On August 08, 2013, the Company’s Board of Directors approved the grant of 1,058,043 shares related to the stock option plan, of which 260,020 shares were granted to employees of its affiliate VRG.

On February 4, 2014, the Smiles S.A.’ Board of Directors approved the issue of 1,150,000 (one million, one hundred and fifty thousand) new stock options at a price of R$31.28 per share, under the terms of the Stock Options Plan previously established for its management and participants which feature under the terms of the plan. Until March 31, 2014, there was no grant approval of these shares to its beneficiaries.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model. The expected volatility of Smiles shares is based on the historical volatility of 252 working days of the Bovespa index, as the trading of Smiles shares started on April 29, 2013.

The other assumptions utilized in the Black-Scholes option pricing model are as follows:

Restricted Stock Plan
Year of the share	Date of the Board Meeting	Total shares granted	Exercise price of the option (In Reais)	The fair value of the option at grant date (In Reais)	Estimate volatility of share price	Expected dividend	Risk-free rate of return	Length of the option (in years)
2013	08/08/2013	1,058,043	21.70	4.12 (a)	36.35%	6.96%	7.40%	10

(a)   The fair value calculated for the 2013 plan was R$4.84, R$4.20, R$3.72 and R$3.72 for the respective periods of vesting (2013, 2014, 2015 and 2016).

For the period ended on March 31, 2014, the Company recorded in shareholders ' equity a result from share-based payments in the amount of R$1,592 related to Company’s shareholders and R$156 related to its non-controlling shareholders (R$1,504 for the three-month period ended March 31, 2013) for the plans presented above, being the corresponding entry in the income statement result classified as personnel costs.

14.           Investments

Due to the changes in Law 6,404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC, Finance and Gol LuxCo were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiaries Smiles, VRG and Gol Dominicana were considered as an investment.

On February 21, 2014, the subsidiary Smiles S.A., after the CADE’s approval, closure the acquisition process of 25% of its affiliate Netpoint Fidelidade S.A. (for further information, see Note 1). Therefore, a consolidated investment balance was generated by this transaction.

The changes in the investments during the three-month period ended March 31, 2014 are as follows:

	Individual			Consolidated
	Gol Dominicana	VRG	Smiles	Total	Netpoints

Relevant information of the Company’s subsidiaries as of March 31, 2014:
Total number of shares	-	3,225,248,156	122,173,912	-	51,418,543
Capital	4,008	2,607,181	1,132,174	-	44,751
Interest	100.0%	100.0%	54.5%	-	25.0%

Total shareholder’s equity	1,878	124,215	1,407,731	-	28,547
Unrealized gains (a)	-	-	13,283	-	-
Adjusted shareholder’s equity (b)	1,878	124,215	761,690	-	6,691
Net (loss) income for the period	(540)	(249,986)	78,313	-	(1,837)
Net (loss) income for the period attributable to Company’s shareholders	(540)	(249,986)	56,556	-	(446)

Changes on investments:
Balance as of December 31, 2012	-	779,168	-	779,168	-
Equity in subsidiaries	(1,363)	(709,774)	117,545	(593,592)	-
Unrealized hedge losses	-	50,420	-	50,420	-
Capital gains due to public offer	-	-	611,130	611,130	-
Capital increase	1,572	-	-	1,572	-
Share-based payments	-	-	702	702	-
Dividend	-	-	(28,283)	(28,283)	-
Capital reserve	-	-	41,792	41,792	-
Advance for future capital increase	54	222,990	-	223,044	-
Amortization losses, net of sale leaseback (c)	-	(1,804)	-	(1,804)	-
Balance as of December 31, 2013	263	341,000	742,886	1,084,149	-

Equity in subsidiaries	(540)	(249,986)	56,556	(193,970)	(446)
Exchange variation from foreign subsidiaries	(212)	-	-	(212)	-
Unrealized hedge losses	-	(29,711)	-	(29,711)	-
Investment losses	-	-	(37,949)	(37,949)	-
Capital increase	2,367	-	-	2,367	-
Share-based payments	-	-	197	197	-
Fair value of the acquired investment	-	-	-	-	7,137
Advance for future capital increase	-	90,000	-	90,000	-
Amortization losses, net of sale leaseback (c)	-	(451)	-	(451)	-
Balance as of March 31, 2014	1,878	150,852	761,690	914,420	6,691

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Refers Parte superior do formulário

(a)      Refers to transactions related to revenue for redeeming miles for flight tickets for Smiles Program participants that, for consolidated financial statements purposes, only take place when the participants of the program are effectively transported by VRG.

(b)       The adjusted equity corresponds to the percentage of the equity less unrealizaed gains.

(c)      The subsidiary GAC has a net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of March 31, 2014, the net balance to be deferred is essentially part of the net investment of the Parent Company in VRG. The net balance to be deferred as of March 31, 2014 was R$26,637 (R$27,088 as of December 31, 2013). For further details, see Note 30b.

Impacts on participation change on capital – Smiles S.A.

On February 27, 2014, General Atlantic exercised the total stock options in respect of Smiles S.A. previously issued for G.A.’s benefit. As a result of the exercise of the stock options, the Company decreased its participation on Smiles’ capital, being from 57.3% to 54.5%, as described in Note 1. The amounts related to this transaction are presented below:

Shares sold	3,433,476
Investment per share	11.052

Sell price	80,000
Investment costs offset	(37,949)
Exercise of stock options - G.A.	46,216
Income tax on capital gains	(14,297)
Total gains from the change on investment	73,970

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

15.             Losses per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or losses per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

	Individual and Consolidated
	03/31/2014	03/31/2013
Numerator
Net loss for the year attributable to Company’ shareholders	(131,195)	(75,290)
Diluted securities effect – Smiles (a)	(137)	-
	(131,331)	(75,290)
Denominator
Weighted average number of outstanding shares (In thousands)	276,715	276,491

Adjusted weighted average number of outstanding shares and diluted presumed conversions (In thousands)	276,715	276,491

Basic loss per share	(0.474)	(0.272)
Diluted loss per share	(0.475)	(0.272)

(a) Smiles holds a Stock Options Plan for its employees. These equity instruments have a dilutive effect on earnings per share of this subsidiary, impacting, therefore, the loss considered on the basis calculation of Company’s diluted result per share, in accordance with CPC 41.

Diluted earnings (losses) per share are calculated by the weighted average number of outstanding shares, in order to assume the conversion of all potential dilutive shares.

Diluted earnings or loss per share are calculated based on considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, described in Note 13. However, due to the losses reported for the period ended on March 31, 2014, these instruments issued have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

16.             Property, plant and equipment

Parent Company

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The balance corresponds to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 24 aircraft 737-800 Next Generation (30 aircraft as of December 31, 2013) and 109 aircraft 737-MAX (109 aircraft as of December 31, 2013) in the amount of R$364,477 (R$463,532 as of December 31, 2013) and the right to the residual value of aircraft in the amount of R$427,300 (R$427,300 as of December 31, 2013), both held by the subsidiary GAC.

Consolidated

	03/31/2014				12/31/2013
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount

Flight equipment
Aircraft under finance leases	4%	3,105,474	(919,349)	2,186,125	2,175,697
Sets of replacement parts and spares engines	4%	1,048,008	(325,862)	722,146	710,337
Aircraft reconfigurations/overhauling	30%	885,934	(634,127)	251,807	287,038
Aircraft and safety equipment	20%	2,044	(1,123)	921	956
Tools	10%	27,887	(13,099)	14,788	15,327
		5,069,347	(1,893,560)	3,175,787	3,189,355

Impairment losses (*)	-	(37,612)	-	(37,612)	(26,348)
		5,031,735	(1,893,560)	3,138,175	3,163,007

Property, plant and equipment in use
Vehicles	20%	9,445	(7,728)	1,717	1,946
Machinery and equipment	10%	48,251	(21,025)	27,226	28,237
Furniture and fixtures	10%	19,774	(12,324)	7,450	7,738
Computers and peripherals	20%	31,606	(22,442)	9,164	9,661
Communication equipment	10%	2,353	(1,271)	1,082	1,110
Facilities	10%	4,251	(3,304)	947	1,026
Maintenance center - Confins	10%	105,971	(38,913)	67,058	69,759
Leasehold improvements	20%	51,399	(38,469)	12,930	13,242
Construction in progress	-	8,440	-	8,440	8,670
		281,490	(145,476)	136,014	141,389
		5,313,225	(2,039,036)	3,274,189	3,304,396

Advances for aircraft acquisition	-	365,472	-	365,472	467,763

		5,678,697	(2,039,036)	3,639,661	3,772,159

(*) Refers to provisions recorded by the Company in order to present its assets according to the potential of monetary benefit generation.

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2012	2,224,036	1,008,972	481,289	171,502	3,885,799
Additions	106,101	318,707	411,584	6,570	842,962
Disposals	-	(8,223)	(425,110)	(3,056)	(436,389)
Depreciation	(154,440)	(332,146)	-	(33,627)	(520,213)
As of December 31, 2013	2,175,697	987,310	467,763	141,389	3,772,159
Additions	50,372	43,206	68,240	1,560	163,378
Disposals	-	-	(170,531)	(36)	(170,567)
Depreciation	(39,944)	(78,466)	-	(6,899)	(125,309)
As of March 31, 2014	2,186,125	952,050	365,472	136,014	3,639,661

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(a) Additions primarily represent: (i) total estimated costs to be incurred relating to the reconfiguration of the aircraft when returned and, (ii) capitalized costs related to major engine overhaul.

17.                  Intangible assets

	Goodwill	Trademark	Airport operating licenses	Software	Total
Balance as of December 31, 2012	542,302	6,348	1,038,900	112,381	1,699,931
Additions	-	-	-	51,035	51,035
Disposals	-	(6,348)	-	(9,675)	(16,023)
Amortizations	-	-	-	(40,753)	(40,753)
Balance as of December 31, 2013	542,302	-	1,038,900	112,988	1,694,190
Additions (a)	17,863	-	-	9,864	27,727
Disposals	-	-	-	(4)	(4)
Amortizations	-	-	-	(9,943)	(9,943)
Balance as of March 31, 2014	560,165	-	1,038,900	112,905	1,711,970

(a) Refres to the goodwill generated by the difference between the equity and portion paid of Netpoints attributable to Smiles.

18.                  Short and long-term debt

	Maturity of the Contract	Effective Rate (p.a.)	Individual		Consolidated
			03/31/2014	12/31/2013	03/31/2014	12/31/2013
Short-term debt
Local currency:
BNDES - Direct	Jul, 2017	6.15%	-	-	3,108	3,088
BDMG	Mar, 2018	10.88%	-	-	5,396	5,203
Safra (a)	Dec, 2015	11.24%	-	-	32,550	32,299
Interest	-	-	-	-	20,698	19,689
			-	-	61,752	60,279
Foreign currency (in US$):
J.P. Morgan	Mar, 2015	0.98%	-	-	68,458	51,524
FINIMP	Nov, 2014	4.67%	-	-	34,800	5,838
Interest	-	-	48,005	47,488	46,179	63,360
			48,005	47,488	149,437	120,722
			48,005	47,488	211,189	181,001

Financial lease	Jul, 2025	5.15%	-	-	268,397	259,833
Total short-term debt			48,005	47,488	479,586	440,834

Long-term debt
Local currency:
Debentures IV	Sep, 2015	11.80%	-	-	598,064	597,741
Debentures V	Jun, 2017	11.72%	-	-	496,031	495,726
Safra (a)	Dec, 2015	11.24%	-	-	65,555	65,555
BDMG	Mar, 2018	10.88%	-	-	14,760	15,704
BNDES - Direct	Jul, 2017	6.15%	-	-	7,227	8,001
			-	-	1,181,637	1,182,727
Foreign currency (in US$):
J.P. Morgan	Mar, 2015	0.98%	-	-	51,713	1,540
Senior Bond I	Apr, 2017	7.63%	475,230	491,946	475,230	491,946
Senior Bond II	Jul, 2020	9.65%	667,979	691,028	667,979	691,028
Senior Bond III (b)	Feb, 2023	11.23%	452,600	-	399,294	426,489
Perpetual Bond	-	8.75%	452,600	468,520	405,077	419,326
			2,048,409	1,651,494	1,999,293	2,030,329
			2,048,409	1,651,494	3,180,930	3,213,056

Financial lease	Jul, 2025	5.15%	-	-	1,808,243	1,935,495
Total long-term debt			2,048,409	1,651,494	4,989,173	5,148,551
			2,096,414	1,698,982	5,468,759	5,589,385

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(a) The total amount of the Safra loan as of March 31, 2014 was R$98,105, and held a deposit in guarantee in the amount of R$39,503 as shown in Note 6.

(b) The Senior Bond issued on February 07, 2013 with maturity in 2023 was transferred from VRG to LuxCo along with the financial applications acquired on the date of issuance.

The maturities of long-term debt as of March 31, 2014 are as follows:

Individual

	2017	After 2017	Without maturity date	Total
Foreign Currency (in US$):
Senior Bond I	475,230	-	-	475,230
Senior Bond II	-	667,979	-	667,979
Senior Bond III	-	452,600	-	452,600
Perpetual Bond	-	-	452,600	452,600
Total	475,230	1,120,579	452,600	2,048,409

Consolidated

	2015	2016	2017	2018	After 2018	Without maturity date	Total
Local currency:
BNDES - Direct	2,323	3,097	1,807	-	-	-	7,227
Safra	65,555	-	-	-	-	-	65,555
BDMG	3,793	5,057	5,058	852	-	-	14,760
Debentures	598,064	248,015	248,016	-	-	-	1,094,095
	669,735	256,169	254,881	852	-	-	1,181,637
Foreign currency (in US$):
J.P. Morgan	34,559	17,154	-	-	-	-	51,713
Senior Bond I	-	-	475,230	-	-	-	475,230
Senior Bond II	-	-	-	-	667,979	-	667,979
Senior Bond III	-	-	-	-	399,294	-	399,294
Perpetual Bond	-	-	-	-	-	405,077	405,077
	34,559	17,154	475,230	-	1,067,273	405,077	1,999,293

Total	704,294	273,323	730,111	852	1,067,273	405,077	3,180,930

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The fair values of Senior and Perpetual Bonds as of March 31, 2014 are as follows:

	Individual		Consolidated
	Book	Market (b)	Book	Market (b)
Senior Bonds (a)	1,595,809	1,534,525	1,542,503	1,534,525
Perpetual Bond	452,600	345,777	405,077	309,471

(a)      Senior and Perpetual Bonds’ market prices are equal since the market price does not consider the issuance costs.

(b)     Senior and Perpetual Bonds’ market prices are obtained through market quotations (level 1).

a) Covenants

Long-term financing (excluding perpetual bonds and financing of aircraft) in the total amount of R$2,775,853 as of March 31, 2014 holds clauses and contratual restrictions, including but not limited to those that require the Company to maintain the liquidity requirements defined  and the cover of expenses with interest.

The Company has restrictive covenants in its financing agreements with the following financial institutions: Bradesco and Banco do Brasil (Debentures IV e V).

As of March 31, 2014, the funding by the debentures IV and V have the following restrictive clauses: (i) net debt/EBITDAR below 3.5, and (ii) coverage of debt (CID) of at least 1.3.

The Company performs semi-annual measurements, and according to the Company's last measurements based on December 31, 2013, had the following related index: (i) net debt/EBITDA of 3.09; and (ii) coverage of debt (CID) of 0.55. The next measurement will be performed on June 30, 2014, based on the same date. Therefore, no measurement was performed during the period ended March 31, 2014.

b) New loans as of March 31, 2014

Financing of engine maintenance (J.P. Morgan)

The Company, through its subsidiary VRG, issued a series of Guarantee Notes for engine maintenance, with financial guarantees from the Export-Import Bank of the United States (“Ex-Im Bank”), on February 14, 2014, with total interest rate of 0.62% p.a. of R$40,724 (US$17,022 at the date of loan), with quarterly amortization of the principal and monthly interest payments, and issuance costs of US$2,180 (R$5,215 at the date of loan). This series has a term of 2 years, maturing on February 14, 2016. The total amount of the series related to this financing recorded as current and noncurrent liabilities as of March 31, 2014 were R$68,458 and R$51,713 respectively (R$51,524 and R$1,540 as current and noncurrent liabilities as of December 31, 2013 respectively).

Finimp

On February 20, 2014, the Company, through its subsidiary VRG, obtained a loan in the amount of R$15,806 (US$6,557 on the date of the loan) with Banco do Brasil, with maturity of 360 days on February 13, 2015 and interest of 4.67% p.a., as part of a credit line for import financing (Finimp) for purchase of spare parts and aircraft equipment. In guarantee for this loan there is a promissory note of R$22,602 (US$9,376).

On March 14, 2014, the Company, through its subsidiary VRG, obtained a loan in the amount of R$14,115 (US$6,019 on the date of the loan) with Banco do Brasil, with maturity of 360 days on March 09, 2015 and interest of 4.66% p.a., as part of a credit line for import financing (Finimp) for purchase of spare parts and aircraft equipment. In guarantee for this loan are two promissory notes in the total amount of R$20,748 (US$8,607).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

c) Financial leases

The future payments of financial leasing contracts indexed to U.S. Dollar are detailed below:

	Consolidated
	03/31/2014	12/31/2013
2014	270,435	356,642
2015	349,805	362,099
2016	340,088	352,050
2017	314,742	325,813
2018	309,358	320,240
Beyond 2018	837,965	862,149
Total minimum lease payments	2,422,393	2,578,993
Less total interest	(345,753)	(383,665)
Present value of minimum lease payments	2,076,640	2,195,328
Less current portion	(268,397)	(259,833)
Noncurrent portion	1,808,243	1,935,495

The discount rate used to calculate the present value of the minimum lease payments was 5.15% as of March 31, 2014 (5.20% as of December 31, 2013). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of March 31, 2014, the withdrawals made for the repayment at maturity date of the lease agreements amount to R$124,780 (R$123,879 as of December 31, 2013) and are recorded in long-term debt.

19.                Salaries, wages and benefits

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Salaries	-	-	148,642	135,027
INSS and FGTS recoverable	1,402	1,088	43,222	45,630
Profit sharing plan	-	-	49,935	51,650
Others	8	4	5,855	1,277
	1,410	1,092	247,654	233,584

20.                   Taxes payable

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013

PIS and COFINS	-	-	27,879	37,926
REFIS	13,851	13,872	32,465	32,490
IRRF on Payroll	1	1	19,933	23,175
ICMS	-	-	33,666	32,440
Tax on import	-	-	3,467	3,467
CIDE	179	84	2,212	2,686
IOF	63	62	63	62
IRPJ and CSLL to pay	-	-	17,344	15,838
Others	190	4	10,099	7,384
	14,284	14,023	147,128	151,468

Current	1,628	1,246	84,997	94,430
Noncurrent	12,656	12,777	62,131	61,038

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Adoption of the Provisional Measure 627/13

The provisional measure n⁰. 627/2013 and the Instruction of Brazil’s Internal Revenue Office Measure no. 1,397, both from 2013, resulted in significant changes to the rules of federal taxes. The measure will be effective starting in the year 2015, with the option of anticipated adoption in 2014.

In order to ensure tax neutrality established in Law no. 11,941, from 2009, since dividend payments occurred until the date of the law’s publication, the Company and its subsidiary Smiles S.A.’s managements will chose the early adoption of the PM, as soon as the procedures for this adoption become available. Thus, it will be guaranteed the usage of the equity measured in accordance with the Law no. 6404 from 1976, for purposes of calculating the limits as per laws related to the tax effects of interest on capital.

Regarding the dividends paid or to be paid after this measure publication related to profit or loss for the year 2013, the Smiles S.A.’s management concluded that the values would be higher than amounts calculated in accordance with accounting practices of December 31, 2007 and, therefore, the excess portion of the amount will be subject to the withholding tax on payments to beneficiaries classified as individual and resident and/or domiciled abroad.

The Company and its subsidiary Smiles S.A.’s managements are still analyzing the potential effects of the new standard. The VRG’s management is analyzing the potential effects of the new standard and awaits its conversion into Law to decide on measures for its group companies as of 2014.

21.                Advance ticket sales

As of March 31, 2014, the balance of transport to perform classified in current liabilities was R$1,193,486 (R$1,219,802 as of December 31, 2013) and is represented by 5,276,532 coupons tickets sold and not yet used (5,951,486 as of December 31, 2013) with an average use of 104 days (111 days as of December 31, 2013).

22.                Mileage program

As of March 31, 2014, the balance of Smiles deferred revenue is R$197,519 (R$195,935 as of December 31, 2013) and R$469,981 (R$456,290 as of December 31, 2013) classified in the current and noncurrent liabilities, respectively and the number of outstanding miles as of March 31, 2014 amounted to 39,421,422,314.

23.               Advances from customers

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The Company performs advance miles sales and recorded such under "Advances from Customers". As of March 31, 2014, the outstanding balance related to these anticipated sales is as follows:

	03/31/2014	12/31/2013
Financial institutions (a)	100,272	169,649
Others	542	1,755
	100,814	171,404

Current	100,412	167,759
Noncurrent	402	3,645

(a)      On April 8, 2013, the Company’s subsidiary Smiles S.A. concluded the advances for miles sales agreement in the approximately total amount of R$400,000 with the financial institutions Bradesco S.A., Banco do Brasil S.A. and Santander S.A.. The funds were received by Smiles S.A. on April 30, 2013 and the total balance on March 31, 2014 was R$98,247 (R$166,004 and R$3,645 as of December 31, 2013 registered in short and long-term liabilities, respectively).

24.             Provisions

	Insurance Provision	Provision for anticipated return of Webjet’s aircraft (a)	Provision for aircraft and engine return of VRG and Webjet (b)	Lawsuits (c)	Total
Balance on December 31, 2013	17,519	12,381	334,909	117,565	482,374
Additional provisions recognized	321	-	10,257	4,650	15,228
Utilized provisions	(7,605)	(4,945)	(27,983)	-	(40,533)
Foreign exchange	(378)	(302)	16,741	(900)	15,161
Balance on March 31, 2014	9,857	7,134	333,924	121,315	472,230

As of December 31, 2013
Current	17,519	12,381	169,571	-	199,471
Noncurrent	-	-	165,338	117,565	282,903
	17,519	12,381	334,909	117,565	482,374

As of March 31, 2014
Current	9,857	7,134	179,042	-	196,033
Noncurrent	-	-	154,882	121,315	276,197
	9,857	7,134	333,924	121,315	472,230

a) Provision for anticipated return of aircraft

In 2011, according to the strategic planning of Webjet, a provision for the anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 18 aircraft Boeing 737-300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated aircraft returns are scheduled to occur by April 2014 and the original termination of leases was between 2012 and 2014. As of March 31, 2014 the Company completed 1 aircraft return with prefix PR-WJV.

b) Return of aircraft and engines

The returns provisions consider the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as prescribed in the returns conditions of the lease contracts, and which is capitalized in fixed assets (aircraft reconfigurations/overhauling), as described in Note 16.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

c) Lawsuits

As of March 31, 2014 the Company and its subsidiaries are parties to 25,548 (7,201 labor and 18,347 civil) lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	15,271	454	15,725
Civil proceedings	2,611	11	2,622
Labor lawsuits	3,695	3,293	6,988
Labor proceedings	211	2	213
	21,788	3,760	25,548

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	03/31/2014	12/31/2013
Civil	67,138	66,294
Labor	54,177	51,271
	121,315	117,565

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of March 31, 2014 of R$17,768 for civil claims and R$4,096 for labor claims (R$13,226 and R$3,929 as of December 31, 2013 respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Companys’ management and its legal consultants as being relevant and with probable risk as of March 31, 2014:

●          GLAI is discussing the non-incidence of taxation of PIS and COFINS on revenues generated by the interest on capital in the amount of R$37,750, related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of the Company’s legal counsel and based on the jurisprudence occurred in recent events, the Company classified this case as possible loss, without a provision registered for the related amount. Additionally, the Company maintains a letter of credit with Bic Banco with a partial guarantee on the lawsuit value of R$20,321 as disclosed in Note 6.

●          Tax on Services (ISS), the amount of R$14,894 arising from assessment notices issued by the Prefeitura do Município de São Paulo against the Company, in the period from January, 2007 to December, 2010 regarding a possible ISS taxation on partners agreements. The classification of the possible risk stems from the matters under discussion and are interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

●          Customs Penalty in the amount of R$32,505 relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

●          BSSF goodwill (BSSF Air Holdings), in the amount of R$42,458 related to Infraction notices due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

There are other lawsuits considered by the Company’s management and its legal counsel as possible risk, in the estimated amount of R$20,178 which added to the lawsuits mentioned above, amount to R$147,785 as of March 31, 2014.

The Company and its subsidiaries are challenging in the court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors’ registered in foreign countries. The Company and its subsidiaries’ management understand that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes that there is no evidence of goods circulation and so, there are no legal events to generate the ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. As of March 31, 2014 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$234,046 (R$229,450 as of December 31, 2013) adjusted for inflation, not including late payment charges.

25.             Shareholders’ equity

a) Issued capital

As of March 31, 2014, the Company’s capital is represented by 278,861,326 shares, of which 143,858,204 are common shares and 135,003,122 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

	03/31/2014			12/31/2013
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.30%	62.38%	100.00%	22.30%	62.38%
Wellington Management Company	-	10.49%	5.08%	-	10.49%	5.08%
Delta Airlines, Inc.	-	6.15%	2.98%	-	6.15%	2.98%
Fidelity Investments	-	5.21%	2.52%	-	5.21%	2.52%
Treasury shares	-	1.59%	0.77%	-	1.59%	0.77%
Other	-	1.51%	0.73%	-	1.51%	0.73%
Free float	-	52.75%	25.54%	-	52.75%	25.54%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The authorized share capital as of March 31, 2014 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including pricing and payment terms.

The Company shares as of March 31, 2014 are quoted on the São Paulo Stock Exchange – BM&FBOVESPA in the amount of R$10.94 per share and US$4.86 per share on the New York Stock Exchange – NYSE (R$10.48 and US$4.57 on December 31, 2013). The book value per share as of March 31, 2014 is R$2.03 (R$2.33 as of December 31, 2013).

b)  Retained earnings

Legal reserve

It is recognized by allocating 5% of the profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws.

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit after resevers in accordance with the Corporate Law (6,404/76). The Brazilian Corporate Law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of March 31, 2014, the Company holds 2,146,725 treasury shares, totaling R$32,116, with a market value of R$23,485 (R$32,116 in shares with market value of R$22,499 as of December 31, 2013).

e)  Share-based payments

As of March 31, 2014, the balance of share-based payments reserve was R$87,030 (R$85,438 as of December 31, 2013). The Company recorded a share-based payment expense amounting to R$1,592 related to the Company’s controlling shareholders and R$156 related to its non-controlling shareholders in the period ended March 31, 2014, with a corresponding expense classified as personnel costs under the statement of profit or loss (R$6,183 related to the Company’s controlling shareholders and R$905 related to its non-controlling shareholders as of December 31, 2013).

f)  Other comphensive income

The fair value measurement of financial instruments designated as cash flow hedges is recognized as “Other Comphensive Income”, net of tax effects. The balance as of March 31, 2014 corresponds to a net loss of R$47,873 (net loss of R$18,162 as of December 31, 2013) as per Note 31.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

26.             Sales revenue

The net sales revenue has the following composition:

	Consolidated
	03/31/2014	03/31/2013
Passenger transportation	2,360,581	1,970,633
Cargo	77,320	71,760
Other revenue	186,541	164,443
Gross revenue	2,624,442	2,206,836
Related taxes	(131,043)	(124,160)
Net revenue	2,493,399	2,082,676

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated
	03/31/2014%		03/31/2013%
Domestic	2,219,211	89.0	1,877,505	90.1
International	274,188	11.0	205,171	9.9
Net revenue	2,493,399	100.0	2,082,676	100.0

27.             Costs of services, administrative and selling expenses

	Individual
	03/31/2014		03/31/2013
	Total	%	Total	%
Personnel (a)	(2,224)	(5.0)	(2,127)	(6.4)
Services rendered	(2,589)	(5.9)	(257)	(0.8)
Sale-leaseback transactions (b)	48,801	111.9	37,792	114.7
Other operating expenses , net	(428)	(1.0)	(2,471)	(7.5)
	43,560	100.0	32,937	100.0

	Consolidated
	03/31/2014
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(291,496)	(7,492)	(48,311)	-	(347,299)	14.8
Fuel and lubricants	(1,011,322)	-	-	-	(1,011,322)	43.0
Aircraft rental	(212,962)	-	-	-	(212,962)	9.1
Aircraft insurance	(4,885)	-	-	-	(4,885)	0.2
Maintenance materials and repairs	(75,531)	-	-	-	(75,531)	3.2
Traffic services	(92,387)	(23,747)	(49,709)	-	(165,843)	7.1
Sales and marketing	-	(161,233)	-	-	(161,233)	6.9
Tax and landing fees	(151,468)	-	-	-	(151,468)	6.4
Depreciation and amortization	(120,312)	-	(14,940)	-	(135,252)	5.8
Sale-leaseback transactions (b)	-	-	-	48,801	48,801	(2.1)
Other, net	(87,845)	(7,379)	(35,857)	(428)	(131,509)	5.6
	(2,048,208)	(199,851)	(148,817)	48,373	(2,348,503)	100.0

	03/31/2013
	Cost of services	Selling expenses	Administrative expenses	Other operating income	Total	%
Personnel (a)	(235,120)	(16,065)	(35,714)	-	(286,899)	14.5
Fuel and lubricants	(907,375)	-	-	-	(907,375)	45.8
Aircraft rent	(154,441)	-	-	-	(154,441)	7.8
Aircraft insurance	(5,124)	-	-	-	(5,124)	0.3
Maintenance materials and repairs	(93,082)	-	-	-	(93,082)	4.7
Traffic services	(45,570)	(48,658)	(41,331)	-	(135,559)	6.8
Sales and marketing	-	(90,123)	-	-	(90,123)	4.5
Tax and landing fees	(133,844)	-	-	-	(133,844)	6.8
Depreciation and amortization	(94,137)	-	(16,788)	-	(110,925)	5.6
Sale-leaseback transactions (b)	-	-	-	35,448	35,448	(1.8)
Other, net	(87,929)	(7,415)	(12,880)	8,647	(99,577)	5.0
	(1,756,622)	(162,261)	(106,713)	44,095	(1,981,501)	100.0

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors on “personnel”   .

(b)     The amount of R$48,801 (R$35,448 as of March 31, 2013) comprises the gains fully recognized and deferred losses from sale-leaseback transactions. During the period ended March 31, 2014, the Company held sale-leaseback transactions related to 6 aircraft (5 aircraft as of March 31, 2013).

28.                Financial result

	Individual		Consolidated
	03/31/2014	03/31/2013	03/31/2014	03/31/2013
Financial income
Income from derivatives	-	-	54,759	44,687
Income from short-term investments and investment funds	1,462	2,008	42,171	24,797
Monetary variation	673	457	2,566	2,511
Other	-	3,770	3,256	3,135
	2,135	6,235	102,752	75,130
Financial expenses
Loss from derivatives	(15,901)	-	(189,145)	(70,755)
Interest on short and long-term debt	(47,700)	(35,629)	(143,105)	(120,830)
Bank interest and expenses	(534)	(465)	(5,623)	(26,538)
Monetary variation	-	-	(976)	(851)
Other	(417)	(383)	(15,172)	(17,358)
	(64,552)	(36,477)	(354,021)	(236,332)

Foreign exchange variation, net (*)	81,638	31,029	57,487	54,274

Total	19,221	787	(193,782)	(106,928)

(*) From the net amount of R$57,487 (consolidated), portion of R$75,937 is related to the cash loss of the Bolívar Venezuelano, as described in Note 4a.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

29.                Operating segment

Operating segments are defined as business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the relevant decision makers to allocate resources and evaluate the segments’ performance.

As a result of the Smiles Program operations being an independent entity, which only started on January 1, 2013, the structure of presentation of segment information has been broken down into two operating segments. The information in respect of these segments presented to decision makers in order to allocate the resources and evaluate the segment performance emphasizes the two types of services is as below:

  Flight transportation segment;
  Customer’s loyalty program segment.

The information below presents the summarized financial position related to reportable segments for the period ended March 31, 2014. The amounts provided to the decision makers related to the income and the total assets are consistent with the balances recorded in the financial statements and the accounting policies applied.

Assets and liabilities of the operational segment:

	03/31/2014
	Flight transportation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	2,904,105	1,004,945	3,909,050	(474,647)	3,434,403
Noncurrent	7,682,203	1,023,236	8,705,439	(1,680,058)	7,025,381
Total assets	10,586,308	2,028,181	12,614,489	(2,154,705)	10,459,784

Liabilities
Current	3,592,652	311,501	3,904,152	(466,171)	3,437,981
Noncurrent	6,428,075	308,949	6,737,024	(921,531)	5,815,493
Shareholder’s equity	565,582	1,407,731	1,973,313	(767,003)	1,206,310
Total liabilities and shareholder’s equity	10,586,308	2,028,181	12,614,489	(2,154,705)	10,459,784

Income and expenses of the operational segment:

	03/31/2014
	Fligh Transportation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	2,243,753	-	2,243,753	40,535	2,284,288
Cargo and other	178,805	-	178,805	8,588	187,393
Miles redeemed revenue	-	188,089	188,089	(166,371)	21,718

Costs	(2,056,386)	(99,788)	(2,156,174)	107,966	(2,048,208)
Net income	366,172	88,301	454,473	(9,282)	445,191

Operating income (expenses)
Sales and marketing	(194,860)	(13,145)	(208,005)	8,154	(199,851)
Administrative expenses	(154,792)	(6,119)	(160,911)	12,094	(148,817)
Other operating revenue, net	48,373	-	48,373		48,373

Finance result
Financial income	92,064	49,931	141,995	(39,243)	102,752
Financial expense	(393,246)	(18)	(393,264)	39,243	(354,021)
Exchange rate changes, net	57,130	357	57,487	-	57,487

Equity in subsidiaries	-	(446)	-	-	(446)

Loss (income) before income tax and social contribution	(179,159)	118.861	(60.298)	10.966	(49.332)

Current and deferred income tax and social contribution	(9,002)	(40,548)	(49,550)	2,736	(46,814)

Total loss (income), net	(188,161)	78,313	(109,848)	13,702	(96,146)

Attributable to Company’ shareholders	-	-	-	-	(131,195)
Attributable to non-controlling Company’ shareholders	-	-	-	-	35,049

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

	03/31/2013
	Flight transpor-tation	Smiles loyalty program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Assets
Current	3,158,731	834,116	3,992,847	(427,138)	3,565,709
Noncurrent	7,727,103	1,110,034	8,837,137	(1,764,398)	7,072,739
Total assets	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Liabilities
Current	3,501,303	344,120	3,845,423	(398,632)	3,446,791
Noncurrent	6,733,604	270,974	7,004,578	(1,031,421)	5,973,157
Shareholder’s equity	650,927	1,329,056	1,979,983	(761,483)	1,218,500
Total liabilities and shareholder’s equity	10,885,834	1,944,150	12,829,984	(2,191,536)	10,638,448

Income and expenses of the operational segment:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

	03/31/2013
	Fligh Transpor-tation	Smiles loyalty Program	Combined information	Eliminations and adjustments to align accounting policies	Total consolidated
Net revenue
Passenger	1,902,293	-	1,902,293	3,814	1,906,107
Cargo and other	162,182	-	162,182	(6,076)	156,106
Miles redeemed revenue	-	116,643	116,643	(96,180)	20,463

Costs	(1,789,378)	(56,240)	(1,845,618)	88,996	(1,756,622)
Net income	275,097	60,403	335,500	(9,446)	326,054

Operating income (expenses)
Sales and marketing	(153,038)	(9,223)	(162,261)	-	(162,261)
Administrative expenses	(99,104)	(7,609)	(106,713)	-	(106,713)
Other operating revenue, net	44,164	(83)	44,081	14	44,095

Finance result
Financial income	73,323	1,819	75,142	(12)	75,130
Financial expense	(236,305)	(39)	(236,344)	12	(236,332)
Exchange rate changes, net	54,274	-	54,274	-	54,274

Loss (income) before income tax and social contribution	(41,589)	45,268	3,679	(9,432)	(5,753)

Current and deferred income tax and social contribution	(57,305)	(15,439)	(72,744)	3,207	(69,537)

Total loss (income), net	(98,894)	29,829	(69,065)	(6,225)	(75,290)

Attributable to Company’ shareholders	-	-	-	-	(75,290)
Attributable to non-controlling Company’ shareholders	-	-	-	-	-

In the individual interim financial information - ITR of the subsidiary Smiles S.A., which represents the segment "Smiles Loyalty Program" and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of "Smiles Loyalty Program" segment, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the income/loss, consolidated assets and liabilities, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, besides eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles´ revenues. In this case, under the perspective of the consolidated financial statements, the miles that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

30.                  Commitments

As of March 31, 2014 the Company holds 133 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. The approximate amount of firm orders, not including the contractual discounts, is R$34,177,942 (corresponding to US$15,602,360 at the reporting date) and are segregated according to the following years:

	03/31/2014	12/31/2013
2014	574,714	1,764,882
2015	1,127,852	1,167,524
2016	1,180,071	1,221,579
2017	1,817,028	1,880,941
2018	1,241,097	1,284,752
Beyond 2018	28,237,180	29,230,410
	34,177,942	36,550,088

As of March 31, 2014, from the total orders mentioned above, the Company holds commitments in the amount of R$4,635,323 (corresponding to US$2,062,390 at the reporting date) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	03/31/2014	12/31/2013
2014	125,952	163,368
2015	247,025	255,714
2016	131,387	136,009
2017	228,241	236,269
2018	554,737	574,250
Beyond 2018	3,347,981	3,465,745
	4,635,323	4,831,355

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operational and financial leases. As of March 31, 2014, the total fleet leased was comprised of 148 aircraft, excluding 2 aircraft under operating leases in final phase of return and 5 aircraft from Webjet’s fleet, of which 102 were under operating leases and 46 were recorded as financial leases. The Company holds 40 aircraft under financial leasing with purchase option. During the period ended March 31, 2014, the Company received 6 aircraft under operating lease contracts.

a) Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. Dollars, and are as follows:

	03/31/2014	12/31/2013
2014	539,165	693,125
2015	619,208	581,153
2016	544,451	508,828
2017	493,005	456,990
2018	431,208	397,103
Beyond 2018	1,696,701	1,456,846
Total minimum lease payments	4,323,738	4,094,045

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

b) Sale-leaseback transactions

During the period ended March 31, 2014, the Company recorded the amount of R$3,802 and R$2,672, as “Other payables” in current and noncurrent liabilities, respectively (R$5,247 and R$3,118 as of December 31, 2013), related to the gains from sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006 of 8 aircraft 737-800 Next Generation. These gains were deferred and are being amortized proportionally to the payments of the operational lease agreements, of which 1 aircraft have the agreement maturity of 91 months, 5 aircraft have contract term of 96 months and 2 aircraft have contract term of 120 months.

On the same date, the Company held the amount of R$8,650 and R$24,456 as “Prepaid expenses” in current and noncurrent assets, respectively (R$8,923 and R$26,526 as of December 31, 2013), related to the losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of 9 aircraft. During the years 2007, 2008 and 2009 these losses were deferred, and are being amortized proportionally to the payments of the operational lease agreements over the contract term of 120 months.

Additionally, during the period ended on March 31, 2014, the Company recorded a gain of R$48,801 resulting from 6 aircraft received during the period (5 aircraft received during the period ended on March 31, 2013) that were used as sale-leaseback transactions and resulted in operating leases. Given that the gains and losses from sale-leaseback transactions will not be offset against future lease payments and were negotiated at fair value, such gain was recognized directly in profit or loss.

31.                Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks related to the Company operations. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. Dollar and interest markets. The contracts may be held by means of exclusive investment funds, as described in the Risk Management Policy of the Company.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), and approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and have been satisfactory when considering the objectives proposed.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available in the market and according to valuation methodologies.

Most of the derivative financial instruments are engaged with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective positions for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of March 31, 2014 and December 31, 2013 is as follows:

	Measured at fair value through profit or loss		Measured at amortized cost (a)
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Assets:
Cash and cash equivalents	2,125,550	1,635,647	-	-
Short-term investments (c)	488,678	1,155,617	-	-
Restricted cash	208,200	254,456	-	-
Derivatives operations assets (b)	9,524	48,934	-	-
Accounts receivable	-	-	463,740	324,821
Deposits (d)	-	-	653,680	630,168
Other credits	-	-	53,474	66,773
Prepayment of hedge premium	-	-	-	1,532

Liabilities:
Loans and financing	-		5,468,759	5,589,385
Suppliers	-		530,623	502,919
Derivatives obligations (b)	27,036	30,315	-	-

(a)        The fair values are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 18;

(b)       The Company registered as of March 31, 2014 the amount net of R$47,873, net of tax effects (R$18,162 as of December 31, 2013) in equity as an equity valuation resulting from these assets and liabilities, as explained in Note 25f;

(c)        The Company manages its investments as held for trading to pay its operational expenses;

(d)       Excludes the escrow deposits, as mentioned in Note 11.

On March 31, 2014 the Company had no financial assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least yearly in compliance with the strategies determined in the Risk Policies Committees.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operation is as follows:

a)  Fuel Price Risk

As of March 31, 2014, fuel expenses accounted for 44% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

To mitigate the risk of fuel price, the Company and its subsidiaries contract derivative financial instruments referenced mainly to crude oil and, eventually, to their derivatives, also contracted, directly with the local supplier, are future fuel deliveries to aircraft at predetermined prices.

b)  Exchange Rate Risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Brazilian Reais, except for a small portion in U.S. Dollar, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar etc.

To mitigate the risk of exchange rate, the Company and its subsidiaries hold derivative financial instruments that are referenced to the U.S. Dollar.

The currency exposure of the Company on March 31, 2014 and December 31, 2013 is shown below:

	Individual		Consolidated
	03/31/2014	12/31/2013	03/31/2014	12/31/2013
Assets:
Cash and short-term investments	145,959	319,565	1,085,482	1,061,746
Trade receivables	-	-	49,990	39,924
Deposits	-	-	653,679	630,168
Hedge premium	-	-	-	1,532
Prepaid expenses with leases	-	-	44,416	27,238
Related parties transaction	-	-	-	-
Result from hedge operations	-	-	9,524	48,934
Others	-	-	4,696	5,968
Total assets	145,959	319,565	1,847,787	1,815,510

Liabilities:
Foreign suppliers	-	-	61,220	30,629
Short and long-term debt	2,096,414	1,698,982	2,148,730	2,151,051
Finance leases payable	-	-	2,076,640	2,195,328
Other leases payable	-	-	52,781	45,140
Provision for aircraft return	-	-	341,058	347,290
Contingency provision		-	26,175	27,267
Related parties	109,875	113,741	-	-
Total liabilities	2,206,290	1,812,723	4,706,604	4,796,705
Exchange exposure in R$	2,060,331	1,493,158	2,858,817	2,981,195

Obligations not registered in the balance sheet
Future obligations resulting from operating leases	-	-	4,323,738	4,094,045
Future obligations resulting from firm aircraft orders	34,177,942	36,550,088	34,177,942	36,550,088
Total	34,177,942	36,550,088	38,501,680	40,644,133

Total exchange exposure R$	36,238,273	38,043,246	41,360,497	43,625,328
Total exchange exposure US$	16,013,377	16,239,753	18,276,844	18,622,611
Exchange rate (R$/US$)	2.2630	2.3426	2.2630	2.3426

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is related to lease transactions, indexed to the Libor at the date that the aircraft are received.

To mitigate the interest rate risk the Company and its subsidiaries hold swap instruments.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due from the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are contracted with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigate the credit risk, derivative transactions contracted on the OTC market (OTC) have counterparts with a minimum rating of "investment grade". The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of March 31, 2014, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 18 days and of financial debt, excluding perpetual bonds, was 4.3 years.

f)  Capital management

The table below shows the financial leverage rate as of March 31, 2014 and December 31, 2013:

	Consolidated
	03/31/2014	12/31/2013
Shareholder’s equity (b)	565,582	650,926
Cash and cash equivalents	(2,125,550)	(1,635,647)
Restricted cash	(208,200)	(254,456)
Short-term investments	(488,678)	(1,155,617)
Short- and long-term debts	5,468,759	5,589,385
Net debt (a)	2,646,331	2,543,665
Leverage ratio (a)/(b)	468%	391%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure on the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Movement of assets and liabilities	Fuel	Foreign currency	Interest rate	Derivatives of equity instruments	Total

Asset (liability) as of December 31, 2013	22,873	-	34,874	(30,315)	27,432
Fair value variations:
Gains (losses), net recognized in results	-	(61,012)	-	(15,901)	(76,913)
Gains (losses) recognized in other comprehensive income	(3,562)	-	(102,216)	-	(105,778)
Payments (cash receipts) during the period	(5,608)	61,908	38,482	-	94,782
Exercise of stock options by General Atlantic	-	-	-	46,216	46,216
Asset (liability) as of March 31, 2014 (*)	13,703	896	(28,860)	-	(14,261)

Movement of other comprehensive results	Fuel	Foreign Currency	Interest rate	Derivatives of equity instruments	Total

Balance as of December 31, 2013	2,739	-	(20,901)	-	(18,162)
Fair value adjustments during the period	(3,562)	-	(102,216)	-	(105,778)
Reversal, net to profit or loss (b)	1,654	-	59,107	-	60,761
Tax effect	649	-	14,657	-	15,306
Balance as of March 31, 2014	1,480	-	(49,353)	-	(47,873)

Effects on result (a+b)	(1,654)	(61,012)	(59,107)	(15,901)	(137,674)

Operational income	-	-	(3,288)	-	(3,288)
Financial income (expense)	(1,654)	(61,012)	(55,819)	(15,901)	(134,386)

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

(*) Classified as "Rights with derivative operations" if the amount results in an asset or "Obligation with derivative operations" if the amount results in a liability. Includes R$3,251 of assets related to hedges held in an exclusive fund. Comprises R$863 of receivable transaction as of March 31, 2014.

The Company and its subsidiaries adopt hedge accounting. On March 31, 2014, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i. Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii. Derivative financial instruments not designated as hedge

The Company and its subsidiaries hold derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

iii. Derivative equity instruments

In April 2013, the Company entered into an investment agreement with General Atlantic Service Company LLC. ("G.A.") that established the grant by the Company of an option to purchase its Smiles shares enabling the secondary acquisition by G.A. (or other person designated by it), of Smiles S.A. shares held by the Company. These stock options were exercised on February 27, 2014 and, during the period ended March 31, 2014, the Company registered a loss in derivative instruments on the financial result in the amount of R$15,901 related to the derivative market pricing. On the same date, the Company performed a reversal of this derivative obligation to the equity in the amount of R$46,216 as described on Note 1.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Hedge activities

a)   Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of March 31, 2014, the Company and its subsidiaries have contracts of options and collar, Brent and WTI, designated as a “cash flow hedge accounting” of fuel.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance on:	03/31/2014	12/31/2013
Fair value at end of the period (R$)	13,495	22,294
Gains with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	1,480	2,740

Period ended on:	03/31/2014	12/31/2013
Hedge result recognized in operating costs (R$)	-	(3,777)
Hedge result recognized in financial expenses (R$)	(1,105)	13,978
Total earnings (losses)	(1,105)	10,201

As of March 31, 2014, the Company and its subsidiaries hold crack Brent x Heating Oil contracts, both not designated as oil cash flow hedge accounting.

Closing balance on:	03/31/2014	12/31/2013
Fair value at end of the period (R$)	(655)	579
Gains (losses) recognized in financial income (R$)	(549)	579

Closing balance on:	03/31/2014	12/31/2013
Volume hedged for future periods (Thousand barrels)	2,147	1,183
Volume engaged for future periods (Thousand barrels)	3,435	1,860

	2Q14	3Q14	4Q14	1Q15	Total 12M
Percentage of fuel exposure hedged	30%	27%	27%	9%	23%
Notional amount in barrels (Thousands barrels)	1,057	1,003	1,024	351 -	3,435
Future rate agreed per barrel (US$) *	109,51	108,63	107,94	107,71	108,60
Total in Brazilian Reais **	261,955	246,557	250,123	85,552	844,187

* Weighted average between call strikes.

** The exchange rate as of 03/31/14 was R$2.2630/US$1.00.

b)        Foreign exchange hedge

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

As of March 31, 2014, the Company and its subsidiaries have future derivative contracts for the U.S. Dollar for foreign exchange cash flow protection, not designated as hedge accounting. The losses and gains of the derivatives, for the period ended on March 31, 2014 and the year ended December 31, 2013, are presented below:

	03/31/2014	12/31/2013
Fair value at the end of period (R$)	896	-
Volume hedged for future periods (US$)	556,750	319,000

Period ended on:	03/31/2014	12/31/2013
Gains (losses) recognized in financial income (expense) (R$)	(61,012)	10,373

	2Q14	3Q14	4Q14	Total 12M
Percentage of cash flow exposure	30%	36%	15%	29%
Notional amount (US$)	303,750	166,250	86,750	556,750
Future rate agreed (R$)	2,3619	2,4104	2,4158	2,3848
Total in Brazilian Reais	717,422	400,734	209,568	1,327,723

c)        Interest rate hedges

As of March 31, 2014, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The summary of interest rate derivatives designated as Libor cash flow hedges is shown below:

Closing balance at:	03/31/2014	12/31/2013
Fair value at the end of the period (R$)	(28,860)	34,873
Nominal value at the end of the period (US$)	1,269,050	1,319,250
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(49,353)	(20,901)

Period ended on:	03/31/2014	12/31/2013
Gains (losses) recognized in financial expenses (R$)	(55,819)	45,785
Losses recognized in financial income (R$)	(3,288)	(16,934)
Total gains (losses)	(59,107)	28,851

As of March 31, 2014 the Company and its subsidiaries did not hold positions in Libor interest derivative agreements not designated for hedge accounting.

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of March 31, 2014 and based on the scenarios described above.

The probable scenario of the Company is the maintaining of the market rates.

In the tables, positive values are displayed as asset exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

I) Foreign exchange risk

As of March 31, 2014, the Company has a currency exposure of R$2,060,331 (see Note 31b). On this date, the exchange rate adopted was R$2.2630/US$, corresponding to the closing rate of the month published by Banco Central do Brasil as a likely scenario, and the impacts analyzed from the variation of 25% and 50% over the current rate are shown below:

Instrument	Risk	Exposed Values	Possible Adverse Scenario	Remote Adverse Scenario
			+ 25%	+ 50%
Liabilities, net	Dollar Appreciation	(2,060,331)	(515,083)*	(1,030,166)*

		Dollar	2.8288	3.3945

* Negative amounts correspond to net losses in case of exchange variation.

Consolidated

I) Fuel risk fator

As of March 31, 2014, the Company holds derivative contracts for oil Brent and Crack, totaling 3,435 thousand barrels, maturing until January, 2015. The likely scenario for the Company is the Brent and Crack market curve prices which, on this date were US$107.76/bbl and US$15.38/bbl, respectively.

Risk	Exposed Values	Remote Adverse Scenario	Possible Adverse Scenario
		-50%	-25%
Drop in the market curves	13,703	(321,030)	(130,974)

	Brent	US$53.88/bbl	US$80.82/bbl
	Crack	US$7.69/bbl	US$11.54/bbl

II) Foreign exchange risk factor

As of March 31, 2014, the Company holds Dollar derivative contracts with a notional value of US$556,750 with maturity until January, 2015, and a net exchange exposure liability of R$2,858,817 (see Note 31b). At the current date, the Company adopted the closing exchange rate of R$2.2630/US$ as a likely scenario, and the impact of the change of 25% and 50% over the current rate, is shown below:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Instruments	Exposed amount	-50%	-25%	+ 25%	+50%
		R$1.1315/USD	R$1.6973/USD	R$2.8288/USD	R$3.3945/USD
Liabilities, net	(2,858,817)	1,429,409	714,704	(714,704)	(1,429,408)
Derivative	896	(322,620)	(161,599)	179,581	372,403
	(2,856,920)	1,106,789	553,105	(535,123)*	(1,057,005)*

* Negative values correspond to net losses expected in the case of Dollar appreciation.

III) Interest risk factor

As of March 31, 2014, the Company holds assets and liabilities indexed to the CDI rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of March 31, 2014 (see Note 19), arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amount	Likely Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Financial investments - Short and Long-term debt (a)	Increase in the CDI rate	(340,344)	-	(14,502)	(29,004)
Derivative	Decrease in the Libor rate	(30,304)	-	(178,740)	(356,622)

(a)      Refers to the sum of the values invested and raised in the market and indexed to CDI, the negative amounts means more debt  than application.

IFRS

Besides the sensitivity analysis based on the above mentioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s Management as of March 31, 2014 and December 31, 2013, based on the scenarios described above:

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

Fuel:	Position as of March 31, 2014		Position as of December 31, 2013
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(100)	(36)	(436)	(260)
(10)	100	65	436	283

Foreign exchange - USD:	Position as of March 31, 2014		Position as of December 31, 2013
Appreciation/ (devaluation) of US$/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(130)	(86)	(578)	(382)
(10)	130	86	578	382

Interest rate - libor:	Position as of March 31, 2014		Position as of December 31, 2013
Increase/(decrease) in libor (percentage)	Effect on income before tax (R$ million)	Effect on Equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	-	24	(0,3)	34
(10)	-	(37)	0,3	(34)

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)                       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)                      Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)                       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of March 31, 2014 and December 31, 2013:

	03/31/2014		12/31/2013
Financial Instrument	Book value 03/31/2014	Other significant observable factors (level 2)	Book value 12/31/2013	Other significant observable factors (level 2)

Cash equivalents	2,125,550	2,125,550	1,635,647	1,635,647
Short-term investments	488,678	488,678	1,155,617	1,180,828
Restricted cash	208,200	208,200	254,456	254,456
Liabilities from derivative transactions	27,036	27,036	30,315	30,315
Rights on derivative transactions	9,524	9,524	48,934	48,934

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION RELATED TO THE PERIOD ENDED ON MARCH 31, 2014

The Interim Financial Information as of March 31, 2014 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on May 13, 2014.

(In thousands of Brazilian Reais - R$, except when indicated otherwise.)

32.             Non-cash transactions

Individual:

On February 27, 2014, the Company sold a portion of its investment on Smiles S.A. to General Atlantic. As a result, the amount of R$46,167 related to the equity derivative previously registered on “Liabilities from derivative transactions” was reversed to equity as part of gain of the transaction. This operation did not affect the Company’s cash during the period.

Consolidated:

As of March 31, 2014, the Company increased its property, plant and equipment in the amount of R$10,257, related to an increase of the provision for aircraft return.

33.           Insurance

As of March 31, 2014, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical Type	In Reais	In U.S. Dollars
Guarantee – hull/war	12,191,688	5,388,829
Civil liability per event/aircraft (*)	1,696,800	750,000
Inventories (*)	316,736	140,000

(*) Values per incident and annual aggregate.

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian Reais equivalent to one billion U.S. Dollars.

34.           Subsequent events

a) On April 30, 2014, the Extraordinary Shareholders' Meeting approved the proposition for the reduction of the capital of Smiles S.A. in the amount of R$1,000,000 (One billion Reais), without reducing the number of shares, with the consequent amendment of the 5th Article of the Bylaws. The restitution to its shareholders will occur upon: (i) delivery of its own resources arising from the Smiles S.A.’s cash; and (ii) debt contract with financial institutions, worth up to R$700,000.

b) On April 30, 2014, the Extraordinary General Meeting approved the dividend distribution of the subsidiary Smiles S.A. related to the profit for the year ended December 31, 2013, being R$160,349 in dividends, to be deducted from the net profit to the year 2013, or R$1.31 per share. From this distribution, R$12,247 or R$0.10 per share will be allocated to the mandatory minimum dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.